United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

May 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X] Form 40-F [   ]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes [   ] No [X]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes [   ] No [X]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [   ] No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ____________.)

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN THE FIRST QUARTER OF 2004 (US GAAP)
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION (US GAAP)
REPORT OF INDEPENDENT ACCOUNTANTS (US GAAP)
SUPPLEMENTAL FINANCIAL STATEMENTS (US GAAP)
SIGNATURES

US GAAP

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN THE FIRST QUARTER OF 2004

The financial and operational information contained in this press release, except where otherwise indicated, is based on consolidated figures, prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). This information, with the exception of that referring to investment and market behavior, is based on the quarterly financial statements, which have been reviewed by independent auditors. The main subsidiaries of CVRD which form part of these consolidated figures are: Caemi, Alunorte, RDM, RDME, RDMN, Urucum Mineração, Pará Pigmentos (PPSA), Docenave, Ferrovia Centro-Atlântica (FCA), Itaco, CVRD Overseas and Rio Doce International Finance.

www.cvrd.com.br
rio@cvrd.com.br

Departamento de Relações com Investidores

Roberto Castello Branco
Rafael Campos
Barbara Geluda
Daniela Tinoco
Eduardo Mello Franco
Rafael Azevedo
Tel: (5521) 3814-4540

IMPROVED PERFORMANCE: EARNINGS GROWTH AND PROFIT MARGIN EXPANSION WITH RECORD CASH GENERATION

Rio de Janeiro, May 12, 2004 – Companhia Vale do Rio Doce (CVRD) has reported net earnings of US$ 405 million for the first quarter of 2004, corresponding to earnings per share of US$ 1.06. This represents an increase of 14.4% compared to 1Q03 earnings of US$ 354 million, as well as of 50.0% vis-à-vis 4Q03 earnings.

Annualized return on equity (ROE) amounted to 31.4%, substantially higher than the figure of 20.9% reported in 1Q03.

Operating profit – adjusted EBIT(1) – amounted to a record US$ 529 million, 45.7% higher than that recorded in 1Q03 (US$ 363 million) and 34.9% higher than in 4Q03 (US$ 392 million). Operating margin amounted to 32.9%, higher than the margin reported in 1Q03, of 32.7%, and showing a strong recovery from the previous quarter’s figure of 23.9% (4Q03).

Cash generation, as measured by adjusted EBITDA(2), set a new quarterly record for CVRD of US$ 685 million, an increase of 55.0% relative to 1Q03 and of 20.6% on the previous quarter (4Q03).

Other highlights were:

•	Gross revenues of US$ 1.685 billion, 46.1% higher than in 1Q03, and practically unchanged relative to 4Q03 revenues of US$ 1.690 billion.

1Q04	1

US GAAP

•	CVRD’s consolidated export revenues, calculated according to the generally accepted accounting principles in Brazil (BR GAAP), amounted to US$ 1.012 billion, an increase of 26.7% compared to 1Q03.

•	The Company’s net exports (exports minus imports) amounted to US$ 864 million, corresponding to 14% of Brazil’s trade surplus in 1Q04.

•	Iron ore and pellet shipments totaled 52.950 million tons, an increase of 24.5% on 1Q03.

•	Alumina sales amounted to 687 thousand tons, compared to 546 thousand tons in 1Q03.

•	Sales of ferro-alloys totaled 199 thousand tons, an increase of 76.1% compared to 1Q03 and a new quarterly record.

•	Kaolin sales of 285 thousand tons compared to 108 thousand tons in 1Q03.

•	Rail transportation of general cargo for clients amounted to 6.236 billion net ton kilometers (ntk), compared to 5.622 billion in 1Q03.

•	Total investment of US$ 358 million in 1Q04.

•	Reduction in debt leverage, with increased interest coverage and longer debt maturity profile.

The Company’s performance in the first quarter of this year clearly indicates the creation of shareholder value, resulting from the strong growth in global demand for ores and metals, and above all from the good execution of previously defined strategic objectives.

SELECTED FINANCIAL INDICATORS

	US$ million
	1Q03	4Q03	1Q04	Δ%	Δ%
	(A)	(B)	(C)	(C/A)	(C/B)
Gross Revenues	1,153	1,690	1,685	46.1	-0.3
Gross Margin (%)	42.3	38.6	42.4	—	—
Adjusted EBIT	363	392	529	45.7	34.9
Adjusted EBIT Margin (%)	32.7	23.9	32.9	—	—
Adjusted EBITDA	442	568	685	55.0	20.6
Net Earnings	354	270	405	14.4	50.0
Annualized ROE (%)	20.9	31.7	31.4	—	—
Total Debt/ LTM Adjusted EBITDA(3) (x)	1.82	1.89	1.79	—	—
Investments*	240.3	468.8	358.0	49.0	-23.6

*	including acquisitions

EARNINGS GUIDANCE

CVRD does not provide guidance in the form of quantitative forecasts about future financial performance. The Company aims to release the maximum amount of information about its vision for the various markets in which it operates, explaining its strategic directives and execution; thereby, providing capital market participants with sufficient information to form their own expectations with regard to medium and long-term performance.

1Q04	2

US GAAP

BUSINESS OUTLOOK

The global economy has continued to experience a synchronized recovery, which began in the third quarter of 2003. The fastest growth is observed in China, the other emerging markets in Asia and in the United States and slower growth rates are observed in the Euro Zone, where consumption remains subdued. In Japan, economic growth, stimulated by exports and investment, continues to exceed expectations, and in Latin America, particularly in Brazil, there are signs that recovery is underway.

According to data from the International Iron and Steel Institute (IISI), global steel production increased 8.7% in 1Q04, compared to 1Q03. Excluding China, production increased 3.9%, which is much higher than the average growth rate observed in the period 1993/2003 of 1.5%. Chinese steel production grew 26.5% in 1Q04, compared to 1Q03, representing a significant increase in that country’s steel production rate vis-à-vis the growth rate observed at the end of last year, which amounted to 21.2%.

Chinese iron ore imports in 1Q04 reached a record 50.7 million tons, 48.2% higher than the volume recorded in 1Q03, bringing the total quantity imported in the 12 months to April, to 164.6 million tons. Japan imported 34.7 million tons in the quarter, an increase of 4.1% compared to 1Q03.

The global macroeconomic scenario remains favorable for continued expansion in the demand for ores and metals, which benefits the Company’s performance.

The measures taken by the Chinese economic authorities to reduce growth rates – restricting both the supply of and demand for credit – are extremely healthy, because the sooner China seeks to correct its excess demand situation, the lower is the probability of a crisis in the future, which would have an adverse effect on global demand for mineral products.

These measures discourage investments with a low expected rate of return. Such unproductive investments would contribute to lower China’s capacity for future economic growth, jeopardizing the buoyancy of demand for ores and metals. According to IMF estimates, one third of the GDP growth in China since 1978, when reforms were first introduced, is explained by productivity gains. Therefore, in preventing the waste of resources, the Chinese government is focused on the preservation of the economy’s growth dynamics, and consequently the vigor of the demand for mineral products.

CVRD’s commercial relationship with China with respect to the sale of iron ore is conducted via long-term contracts with the largest and most modern steel producers in that country. Long-term contracts help to minimize fluctuations in sales during down-cycles and allow customized solutions to be developed that generate value to the Company’s clients.

According to the long-term contracts in force, CVRD’s iron ore sales, excluding those of Caemi, to the Chinese market should increase from the level of 25.7 million tons in 2003, to approximately 55 million tons in 2008, implying an estimated average annual growth rate of 16.4% during the period 2003-2008.

The Sossego mine, in Carajás, is undergoing its copper concentrate production ramp-up phase, with the first shipment expected between the end of June and the beginning of July 2004. Sossego has a nominal production capacity of 140,000 tons a year, on average, of copper in concentrate equivalent.

1Q04	3

US GAAP

The startup of the Sossego operation, CVRD’s first copper project and the only greenfield copper project to be completed in 2004 in the world, constitutes an important milestone in the development of CVRD’s non-ferrous mineral businesses and creates a new platform for the creation of shareholder value.

RECENT DEVELOPMENTS

In April, CVRD entered into new long-term contracts with clients, distributed dividends to its shareholders and was successful in its initiative to purchase electricity via auction. Both Alunorte and GIIC obtained various international certifications, which is consistent with the Company’s focus on corporate social responsibility.

•	Long-term contracts for the supply of iron ore and pellets

CVRD and China Steel Corporation (CSC), one of the largest steel producers in Asia, have signed a contract for the supply of 600 thousand tons of pellets a year from 2005 to 2011. CSC has been a client of CVRD since 1979 and in addition to buying pellets, currently purchases some 2.4 million tons a year of iron ore, also under a long-term contract.

CVRD also signed a contract with Usiminas, one of the largest steelmakers in Latin America, for the supply of five million tons a year of iron ore for five years. The volume covered by this contract represents approximately 90% of Usiminas’ current iron ore consumption.

In 2003 and in the beginning of 2004, CVRD entered into several long-term contracts with important steelmakers, such as Arcelor, Baosteel and Corus. These contracts minimize future iron ore sales volatility and allow for the development of customized solutions that create value for our clients.

•	Dividends and debenture remuneration

On April 30, the first minimum dividend installment was paid to CVRD’s shareholders, in the amount of R$ 2.06 (US$ 0.70 as of April 30) per share, in accordance with the minimum dividend payment proposal for 2004, as announced to the market. The total disbursement by CVRD amounted to US$ 268.3 million.

On April 1, CVRD paid its first remuneration payment on debentures issued by the Company and distributed to shareholders before its privatization in 1997, of R$ 0,0120628 per debenture, amounting to a total disbursement by the Company of US$ 1.6 million.

•	Electricity auction

Albras was successful in its initiative to purchase electricity via an auction for a period of 20 years. The electricity bought will supply its needs starting in June 2004. The base purchase price is R$ 53.00 per MWh, indexed to the IGPM, which is the general price index published by the Getulio Vargas Foundation. In addition to the base price, the electricity supplier will have a stake on the portion of the primary aluminum price, at the London Metal Exchange (LME), which exceeds US$ 1,450 per ton. Under the agreement, Albras will make a prepayment for the purchase of this electricity of R$ 1.2 billion.

The terms obtained will help preserve Albras’ highly competitive position in the global aluminum industry.

1Q04	4

US GAAP

• Corporate social responsibility

GIIC, a joint venture between CVRD and The Gulf Investment Corporation, has received the ISO 9000 certification for the quality of its pellets and the ISO 14001 certification for excellence in environmental protection.

Alunorte, the alumina refinery controlled by CVRD, received three international certifications: the ISO 9001, for quality in alumina production, the ISO 14001, for excellence in environmental protection, and the OHSAS 18001, for health and safety in the workplace.

All of CVRD ´s iron ore and manganese mines, its maritime terminals, Tubarão ´s pelletizing plants, RDME, Albras and now Alunorte and GIIC have the ISO 14001 for excellence in environmental protection. Moreover, Albras has additional certifications for corporate social responsibility, quality, health and safety in the workplace.

Social responsibility, including environmental protection, social initiatives, the health and safety of its employees, is a priority for CVRD, which considers such responsibility a crucial factor to maintain its long-term competitiveness.

SIGNIFICANT IMPROVEMENT IN OPERATING PERFORMANCE

•	Gross revenues of US$1.7 billion

CVRD’s gross operating revenues in 1Q04 amounted to US$ 1.685 billion, an increase of 46.1% on 1Q03, practically unchanged vis-à-vis 4Q03. Due to the seasonal weather which influences both the demand for and the supply of various products and services, revenues in the first quarter tend naturally to be lower than the quarterly average for the year.

The increase of US$ 532 million in revenues for 1Q04, compared to 1Q03, resulted from sales volume expansion, which contributed with an increase of US$ 318 million, and from an increase in prices, which explained the remaining US$ 214 million.

The ferrous mineral businesses – iron ore, pellets, manganese ore and ferro-alloys –produced revenues of US$ 1.192 billion, representing 70.7% of total Company revenues. Sales of iron ore amounted to US$ 826 million, pellets, US$ 223 million, Tubarão pellet plant operation service fees, US$ 12 million, manganese ore, US$ 9 million and ferro-alloys, US$ 114 million.

Shipments of iron ore and pellets amounted to 52.950 million tons, an increase of 24.5% compared to the volume shipped in 1Q03, but 4.9% lower than in the previous quarter, 4Q03. The decrease in sales volume in 1Q04 compared to the last quarter of 2003 is due to seasonal factors. With the onset of the rainy season in Brazil, mineral production tends to be lower in the first quarter of each year, causing a reduction in shipments. The heavy rainfall also increases the risk of accidents on the Company’s railroads, despite the fact that the Vitória a Minas and the Carajás Railroads have one the lowest accident rates in the world. The long-term trend is for production and sales to continue to increase.

CVRD’s iron ore production decreased by 2.5 million tons in 1Q04, compared to 4Q03, given that accidents occurred on the Carajás and MRS Logística railroads.

1Q04	5

US GAAP

Additionally, there was a delay by suppliers in the delivery of new railcars for the transportation of iron ore, which also contributed to the shipment difficulties.

Shipments of iron ore amounted to 46.825 million tons, and of pellets to 6.125 million tons. CVRD purchased 3.071 million tons of iron ore from small mining operations in the so-called “Iron Quadrangle”, in the State of Minas Gerais, Brazil, to meet the growing demand of its clients.

The average iron ore sales price amounted to US$ 17.64 per ton, an increase of 17.3% in relation to 1Q03, and of 4.9% on the previous quarter (4Q03). At the same time the average pellet price increased 17.0% on 1Q03. The aforementioned average price increases do not fully reflect yet the full impact of the 2004 price adjustments of 18% and 19% for iron ore and pellets, respectively.

The chinese market was the main destination of CVRD’s iron ore and pellet exports in 1Q04, accounting for 16.3% of total sales. Other important markets were Japan, with 10.8% of the total, Germany with 9.6%, France with 4.9%, South Korea with 4.7%, and Italy with 4.1%. Domestic sales accounted for 24.8% of the total.

Sales of manganese ore amounted to 163 thousand tons, while ferro-alloy sales amounted to 199 thousand tons, exceeding the previous quarterly record of 176 thousand tons established in 3Q02.

Products within the aluminum production chain, bauxite, alumina and primary aluminum, generated revenues of US$ 234 million in 1Q04, accounting for 13.9% of CVRD’s total revenues.

Alumina sales amounted to 687 thousand tons, an increase of 25.8% on 1Q03, but a decrease of 9.1% compared to the previous record achieved in 4Q03, of 756 thousand tons. The reduction in alumina shipments occurred due to the product swap system with other players, undertaken in order to take advantage of the differences in freight rates. The average alumina price in 1Q04 amounted to US$ 213.97 per ton, an increase of 25.6% in relation to 1Q03 and of 8.6% on 4Q03.

Shipments of primary aluminum in 1Q04 amounted to 42 thousand tons, and bauxite shipments, to 545 thousand tons.

Sales of potash, which produced revenues of US$ 23 million in 1Q04, suffered from the seasonality in Brazil’s agricultural crops. Shipments in 1Q04 amounted to 138 thousand tons, a reduction of 12.7% in relation to 1Q03. Due to the execution of the project to expand production capacity at the Taquari-Vassouras mine, CVRD’s potash production will experience a slight drop this year. It is estimated that production will fall from 658 thousand tons in 2003, to 620 thousand tons for this year, which will be reflected in sales behavior, due to the low inventory levels.

Kaolin sales amounted to 285 thousand tons, an increase of 163.9% on 1Q03 and of 1.8% compared to 4Q03. The expansion in shipments, compared to 4Q03, is a good result considering that demand for kaolin is seasonally weaker at the beginning of the year. Revenues generated in 1Q04 amounted to US$ 39 million.

Logistics services generated revenue of US$ 191 million in 1Q04, compared to US$ 115 million in 1Q03 and US$ 192 million in 4Q03. The railroads contributed US$ 133 million to this figure, the ports contributed US$ 38 million and coastal shipping and port support services contributed US$ 20 million.

CVRD’s railroads – Carajás, Vitória a Minas and Centro-Atlântica – transported 6.236 billion ntk in general cargo for clients in 1Q04, 10.9% more than that transported in the same quarter in 2003. The decrease in relation to 4Q03, which

1Q04	6

US GAAP

saw a total of 6.402 billion ntk, is explained by the seasonal effect of agricultural crops.

For example, in 2003, 2.4 billion ntk and 2.6 billion ntk in agricultural products were transported in the second and third quarters, 1.8 billion ntk in the fourth quarter and only 1.3 billion ntk in the first quarter. In 1Q04, the railroads transported 1.7 billion ntk in agricultural products.

The Carajás railroad, having achieved a 51% reduction in accident rates in 2003, maintained the same level of operational safety in 1Q04. Vitória a Minas railroad experienced an improvement in this indicator of 25.6% in 1Q04 vis-à-vis 1Q03 and at FCA railroad this indicator remained constant. The attainment of high degrees of operational safety is a priority for the Company and the improvement obtained is the result of investments in training and equipment as well as of process reviews.

The Company’s ports and marine terminals handled 6.396 million tons for clients in the quarter, an increase of 14.7% on 1Q03.

Sales to European markets amounted to US$ 522 million, corresponding to 31.0% of CVRD’s total revenues. The domestic market accounted for US$ 519 million in sales, 30.8% of the total, China with US$ 171 million, 10.1% of the total, Japan with US$ 94 million and emerging Asia, with US$ 97 million.

VOLUME SOLD – IRON ORE AND PELLETS

	thousand tons
	1Q03%		4Q03%		1Q04%
Iron ore	36.380	85.6	48.839	87.7	46.825	88.4
Pellets	6.139	14.4	6.837	12.3	6.125	11.6
Total	42.519	100.0	55.676	100.0	52.950	100.0

IRON ORE AND PELLETS SALES BY DESTINATION

	thousand tons
	1Q04%
EU	15,288	28.9%
Germany	5,087	9.6%
France	2,616	4.9%
Belgium	1,669	3.2%
Italy	2,165	4.1%
Others	3,751	7.1%
China	8,632	16.3%
Japan	5,698	10.8%
South Korea	2,501	4.7%
Middle East	1,866	3.5%
USA	995	1.9%
Rest of the World	4,830	9.1%
Brazil	13,140	24.8%
Total	52,950	100.0%

VOLUME SOLD — ORE AND METALS

	thousand tons
	1Q03	4Q03	1Q04
Manganese	206	207	163
Ferro-alloys	113	152	199
Alumina	546	756	687

1Q04	7

US GAAP

	thousand tons
	1Q03	4Q03	1Q04
Primary Aluminum	49	56	42
Bauxite	189	501	545
Potash	158	169	138
Kaolin	108	280	285

LOGISTICS SERVICES

	1Q03	4Q03	1Q04
Railroads (million ntk)	5.622	6.402	6.236
Ports (thousand tons)	5.575	5.288	6.396

GROSS REVENUE BY PRODUCT

	US$ million
	1Q03%		4Q03%		1Q04%
Ferrous Minerals	821	71.2	1,179	69.8	1,192	70.7
Iron Ore	547	47.4	821	48.6	826	49.0
Pellet plant operation services	8	0.7	14	0.8	12	0.7
Pellets	191	16.6	240	14.2	223	13.2
Manganese	11	1.0	11	0.7	9	0.5
Ferro-alloys	59	5.1	87	5.1	114	6.8
Others	5	0.4	6	0.4	8	0.4
Logistics Services	115	10.0	192	11.4	191	11.3
Railroads	66	5.7	127	7.5	133	7.9
Ports	28	2.4	38	2.2	38	2.3
Shipping	21	1.8	27	1.6	20	1.2
Aluminum Chain	167	14.5	254	15.0	234	13.9
Primary aluminum	69	6.0	82	4.9	68	4.0
Alumina	93	8.1	149	8.8	146	8.7
Bauxite	4	0.3	14	0.8	15	0.9
Others	1	0.1	9	0.5	5	0.2
Non Ferrous Minerals	37	3.2	65	3.8	62	3.7
Potash	21	1.8	24	1.4	23	1.4
Kaolin	16	1.4	41	2.4	39	2.3
Others	13	1.1	0	—	6	0.4
Total	1,153	100.0	1,690	100.0	1,685	100.0

GROSS REVENUE BY DESTINATION

	US$ million
	1Q03%		4Q03%		1Q04%
Domestic market	356	30.9	481	28.5	519	30.8
External market	797	69.1	1,209	71.5	1,166	69.2
USA	57	4.9	37	2.2	79	4.7
Europe	378	32.8	614	36.3	522	31.0
Japan	86	7.5	98	5.8	94	5.6
Emerging Asia	42	3.6	86	5.1	97	5.8
China	107	9.3	190	11.2	171	10.1
Rest of the World	127	11.0	184	10.9	203	12.0
Total	1,153	100.0	1,690	100.0	1,685	100.0

•	Record operating profit

1Q04	8

US GAAP

There was a substantial improvement in operating performance in 1Q04, with adjusted EBIT amounting to US$ 529 million, the highest quarterly figure recorded by the Company to date. In relation to previous quarters, this figure was 45.7% higher than that achieved in 1Q03 and 34.9% higher than that achieved in 4Q03.

Adjusted EBIT margin reached 32.9% compared to 32.7% in 1Q03 and 23.9% in 4Q03. The increase of 893 basis points (bp) in operating margin, compared to the previous quarter, was based on the following combined factors: (a) CVRD, excluding Caemi and FCA, contributed all other things constant with a 1155 bp increase in EBIT margin; (b) the provision for retrospective payment of real estate tax, a non-recurring event, contributed to a reduction of 37 bp; (c) the consolidation of Caemi, contributed with a reduction of 99 bp; (d) and the consolidation of FCA, with a reduction of 126 bp.

Caemi is a profitable company and its acquisition by CVRD is of strategic importance. The price paid for its shares, equivalent to a multiple of approximately five times EBITDA, took into account the lower operating margins of the company, which are due to lower production scale and higher transportation costs. This acquisition has added significant value to CVRD’s shareholders.

In the case of FCA, also consolidated starting in September 2003, its acquisition allowed CVRD to integrate an important asset into its logistics network for the transportation of agricultural products, an area in which Brazil is one of the largest producers and exporters in the world and where there is still a high degree of inefficiency. In addition, FCA is an asset with excellent strategic fit with CVRD’s inter-modal transportation efforts, acting as a feeder to the Vitória a Minas Railroad – Tubarão Port system, which already enjoys high standards of operating excellence. Currently, CVRD is developing various projects for FCA aimed at: (a) increasing productivity by 45% in terms of 1000 tkus per horse power (HP), from 1.38 to 2.00 until 2006; (b) improving operating safety; (c) improving energy efficiency, where the goal for 2004 is the reduction of 6% in fuel consumption per gross ton kilometer (gtk); and (d) introducing the best global operational and management practices.

In 1Q04, fuel consumption decreased 14%, from 7.90 liter/1,000 gtk in 1Q03 to 7.79 liter/1,000 gtk. Operational safety at FCA improved in 2003, when the number of accidents decreased 5.6% compared to 2002.

The increase of US$ 500 million in CVRD’s net operating revenues was the predominating factor in improving EBIT performance in 1Q04, compared to 1Q03. Of this amount, US$ 228 million derived from the consolidation of Caemi and FCA. The cost of goods sold (COGS) increased US$ 287 million, of which US$ 164 million was due to the consolidation of the two companies just mentioned.

The principal reasons behind the increase in COGS were; (a) a rise of US$ 109 million in outsourced services, with Caemi in 1Q04 spending US$ 36 million on the transportation services of the MRS railroad; (b) increased depreciation of US$ 52 million mainly due to the increase in the asset base; (c) an increase of US$ 43 million in the cost of products purchased, other than iron ore and pellets, basically due to the higher purchases of bauxite, required to expand alumina production by 37.9%.

OPERATING MARGINS BY SEGMENT — EBIT MARGIN

	1Q03	4Q03	1Q04
Ferrous minerals	38.3%	32.6%	36.9%
Logistics	27.6%	3.5%	24.7%
Aluminum	13.3%	15.9%	24.5%

1Q04	9

US GAAP

Considerable operating improvement was achieved in 1Q04 vis-à-vis 4Q03, with EBIT increasing US$ 137 million. This occured mainly due to the reduction of US$ 77 million in COGS, US$ 5 million selling and administrative expenses, US$ 14 million in research and development expenses and US$ 73 million in other operating expenses.

The decrease in other operating expenses reflects the non-recurring nature of the increase which took place in 4Q03, as a result of asset write-offs and provisions, which had an significant negative impact on the operating performance in that quarter.

Payroll costs within COGS decreased US$ 16 million due to the reduction in the number of employees at FCA as well as the reduction in overtime, in addition to the non-recurring provisions which took place in the last quarter of 2003.

Demurrage costs decreased US$ 5 million, from US$ 17 million in 4Q03 to US$ 12 million in 1Q04. Fuel costs decreased US$ 10 million due to lower production level and cargo transportation in 1Q04 caused by seasonality. Sesonality was also the determining factor to explain the decrease of US$ 29 million in material costs.

The investments that are taking place in the Ponta da Madeira and Tubarão ports aim to increase port-handling capacity and to reduce demurrage costs. At the same time, efforts are being made to improve fuel eficiency in the railroads, pelletizing plants, and in the Alunorte alumina refinery. Such efforts will result in lower levels of fuel consumption for each production unit.

The reduction in outsourced service costs is explained by the lower costs, of US$ 18 million, incurred by Caemi with iron ore transportation, as a result of a discount given by MRS Logística, of PIS and Cofins fiscal credits and of the seasonal reduction in activitity in the first quarter of the year.

Adjusted EBIT margin in the ferrous minerals division reached 36.9% in 1Q04, a decline of 140 bp in relation to 1Q03, however showing an increase of 430 bp in comparison to 4Q03. The narrower margin compared to 1Q03 reflects the consolidation of Caemi, while the margin improvement on 4Q03 was influenced by the iron ore and pellet price increases announced in January, which had a positive impact of US$49 million in 1Q04.

Adjusted EBIT margin in the Company’s logistics services has fluctuated significantly, showing a sharp drop in 4Q03 followed by a strong recovery in 1Q04. This can be partially attributed to the effect of consolidating FCA and its operating improvement in 1Q04, determined in part by an increase in average revenue per 1000 ntk. This figure increased from US$ 19.47 in 1Q03, to US$ 19.83 in 4Q03, and to US$ 21.33 in 1Q04.

The Company’s aluminum businesses have shown significant improvement in their operating margins. Margin in 1Q04, of 24.5%, was 1120 bp higher than in 1Q03 and 860 bp higher than in 4Q03. These margin expansions were due to an increase of 25.6% in alumina prices and a reduction in operating costs at Alunorte, as a result of larger production scale with the addition of Module 3. It is worth pointing out that the operating margins in this business are artificially low because Albras is not consolidated in US GAAP financial statements. Only the gain obtained from the resale of primary aluminum bought from Albras is shown in the operating margin calculation.

1Q04	10

US GAAP

COGS BREAKDOWN

	US$ million
	1Q03%		4Q03%		1Q04%
Personnel	54	8.4	100	10.0	84	9.1
Material	85	13.2	125	12.4	96	10.4
Fuel	69	10.8	107	10.7	97	10.4
Outsourced Services	83	12.9	239	23.8	192	20.7
Acquisition of Iron Ore and Pellets	120	18.7	66	6.6	102	11.0
Acquisition of Other Products	135	21.1	169	16.8	178	19.2
Depreciation and Exhaustion	41	6.4	77	7.7	93	10.0
Energy	21	3.3	56	5.6	41	4.4
Others	33	5.1	66	6.6	45	4.8
Total	641	100.0	1,005	100.0	928	100.0

RECORD CASH GENERATION IN 1Q04: US$ 685 MILLION

Cash generation, as measured by adjusted EBITDA, reached US$ 685 million, a new all-time quarterly record for CVRD. This represented an increase of 55.0% relative to 1Q03, and of 20.6% vis-à-vis 4Q03.

In the 12 months to April 2004, adjusted EBITDA amounted to US$ 2.373 billion. 1Q04 is the eighth consecutive quarter to see an increase in adjusted Last Twelve Months (LTM) adjusted EBITDA, reflecting CVRD’s trajectory of profitable growth and shareholder value creation.

The US$ 243 million increase in cash generation in 1Q04, compared to 1Q03, is basically explained by the US$ 166 million increase in adjusted EBIT and the US$ 25 million in dividends received from non-consolidated affiliates and joint ventures.

In 1Q04, CVRD received US$ 61 million in dividends, US$ 21 million from MRN, US$ 19 million from Samarco, US$ 13 million from Usiminas and US$ 8 million from various other companies.

Cash generation composition by business area in 1Q04 was as follows: ferrous minerals 73.9%, aluminum 12.1%, logistics 10.9%, non-ferrous minerals 1.2% and others 1.9%, which correspond to dividends received from steel companies.

ADJUSTED EBITDA

	US$ million
	1Q03	4Q03	1Q04
Net Operating Revenues	1,110	1,638	1,610
COGS	(641)	(1.005)	(928)
S,G &A	(49)	(97)	(92)
Research and Development	(11)	(37)	(23)
Other Operational Expenses	(46)	(107)	(38)
Adjusted EBIT	363	392	529

Depreciation, Amortization & Exhaustion	43	78	95
Dividends Received	36	59	61

Adjustment for Non-recurring Items (asset impairment)	—	39	—

Adjusted EBITDA	442	568	685

1Q04	11

US GAAP

ADJUSTED EBITDA BY BUSINESS AREA

	US$ million
	1Q03%		4Q03%		1Q04%
Ferrous Minerals	355	80.3	446	78.5	506	73.9
Non- Ferrous Minerals	9	2.0	2	0.3	8	1.2
Logistics	38	8.6	31	5.5	75	10.9
Aluminum	32	7.3	75	13.2	83	12.1
Others	8	1.8	14	2.5	13	1.9
Total	442	100.0	568	100.0	685	100.0

EARNINGS OF US$ 405 MILLION

Net earnings obtained in 1Q04, of US$ 405 million, showed an increase of 14.4% on 1Q03, when earnings amounted to US$ 354 million, and an increase of 50.0% on the earnings of US$ 270 million reported in the previous quarter.

Basically the earnings growth in 1Q04, compared to 1Q03, was due to three factors: (a) an improvement of US$ 166 million in EBIT; (b) a reduction of US$ 18 million in income tax provisions; and (c) asset write-offs of US$ 10 million which occurred in 1Q03, and which were not repeated in 1Q04.

On the other hand, a number of factors partially offset the positive effects just mentioned: an increase of US$ 89 million in foreign exchange losses, a US$ 44 million rise in net financial expenses and US$ 4 million reduction in equity income.

The Brazilian Real appreciated 5.1% vis-à-vis the US dollar between the end of 1T03 and the end of December 2002. However, between the end of December 2003 and March 2004, the Real depreciated slightly (by 0.7%). Therefore, whereas there was a foreign exchange gain of US$ 50 million in 1T03, there was a foreign exchange loss of US$ 399 million in 1T04.

CVRD’s equity income from its non-consolidated subsidiaries improved significantly between 1Q03 and 1Q04 in all areas, with the exception of the results from the aluminum businesses, which incurred foreign exchange losses.

RESULTS FROM SHAREHOLDINGS

	US$ million
	1Q03	4Q03	1Q04
Steel	19	21	34
Aluminum, Alumina and bauxite	48	24	18
Logistics	(10)	36	6
Iron Ore and Pellets	34	23	33
Others	3	(16)	(1)
Total	94	88	90

DEBT – COMMITTED CREDIT LINES

CVRD is to use committed credit line instruments with the aim of improving the efficiency of its cash management and alleviating debt refinancing risks during moments of instability in financial markets. To this end, US$500 million in global committed credit line facilities have been established with the main commercial

1Q04	12

US GAAP

banks, US$ 400 million of which can be used over a period of up to one year after the date of disbursement, with a repayment period of up to one year, and US$ 100 million, which can be used for a period of up to 24 months, with a repayment period of 36 months after the contract is signed. These credit lines will be made available to CVRD although the Company does not intend to use them unless liquidity becomes excessively tight.

The establishment of committed credit line facilities is consistent with the best financial management practices and contributes to achieve a decoupling from the sovereign risk.

The Company redeemed the CVRD 2004 bond at the beginning of April, which had a face value of US$ 300 million and a coupon of 10% per annum. At the same time, it obtained a syndicated loan of US$ 300 million, with a tenor of seven years and an average term of 4.25 years, at the cost of the six-month Libor rate plus 0.7% a year.

CVRD’s total debt at March 31, 2004 amounted to US$ 4.244 billion, an increase on the position reported at the end of 2003, of US$ 4.028 billion. This increase was the result of raising funds ahead of schedule, for 2004, to take advantage of the favorable conditions in financial markets at the beginning of this year. For example, in January, the Company issued a 30-year bond, with a coupon of 8.25% a year, and a yield to maturity of 8.35% a year, with a face value of US$ 500 million.

Short-term debt registered a decrease of US$ 304 million in relation to the position at the end of December 2003, while long-term debt increased US$ 520 million. The average term of the Company’s debt at the end of 1Q04 was 6.32 years, more than double of that registered at the end of 2002, without any significant increase in average debt cost, which remains below 7% a year.

Net debt (4) decreased US$ 200 million, from US$ 3.443 billion at the end of December 2003 to US$ 3.243 billion at the end of March 2004.

Guarantees provided to affiliates and non-consolidated joint ventures amounted to US$ 260 million, a reduction on the figure registered at the end of December last year, of US$ 283 million.

Due to the strong expansion in adjusted accumulated EBITDA in the last 12 months, which reached US$ 2.373 billion, the debt leverage indicator, Total Debt/LTM adjusted EBITDA, fell for the second quarter running to 1.79x. The ratio of Total Debt /Enterprise Value at the end of 1Q04 was 18.1%.

There was an improvement in interest coverage, as measured by the ratio LTM adjusted EBITDA /LTM interest paid (5). This metric increased from 11.51x at the end of 2003, to 11.69x in 1Q04.

All the Company’s debt indicators — leverage, interest coverage and average maturity profile — reveal the financial strength of the balance sheet, with the availability of committed credit lines, if needed, providing additional comfort to its creditors.

FINANCIAL EXPENSES

	US$ million
Financial Expenses on:	4Q03	1Q04
Local Debt	(9)	(9)
External Debt	(41)	(43)
Debt with Related Parties	(2)	(3)
Total Debt-related Financial Expenses	(52)	(55)

1Q04	13

US GAAP

	US$ million
Gross Interest on:	4Q03	1Q04
Tax and Labor Contingencies	(24)	(6)
Tax on Financial Transactions (CPMF)	(8)	(3)
Derivatives	5	(7)
Others	(43)	(38)
Total Gross Interest	(70)	(54)
Total	(122)	(109)

DEBT INDICATORS

	US$ million
	1Q03	4Q03	1Q04
Gross Debt	3,314	4,028	4,244
Net Debt	2,030	3,443	3,243
Gross Debt / LTM Adjusted EBITDA (x)	1.82	1.89	1.79
LTM Adjusted EBITDA / LTM Interest Expenses (x)	8.45	11.51	11.69
Gross Debt / EV(6) (x)	0.27	0.16	0.18

Enterprise Value = market capitalization + net debt

INVESTMENT OF US$ 358 MILLION IN THE QUARTER

During the first quarter of 2004, CVRD carried out investments of approximately US$ 358 million, representing 20% of the total 2004 capex budget, of US$ 1.815 billion.

Growth capex amounted to US$ 249 million, while stay-in-business capex totaled US$ 109 million.

Of the amount allocated to growth capex, US$ 14 million was spent on mineral exploration, 91% in Brazil and 9% in other countries, principally in Chile, Peru, Gabon, Angola and Mongolia. The mineral exploration efforts included prospecting for copper, nickel, gold, kaolin, bauxite, manganese and platinum group metals.

•	Status of main ongoing projects:

		Budget
		US$ million
Area	Project	1Q04	2004	Status
Ferrous Minerals	Expansion of Carajás iron ore mines to 70 Mtpy – Northern System	24	76.4	Carajás already set to produce 70 million tons in 2004.

	Expansion of Carajás iron ore mines to 85 Mtpy – Northern System	2	28.8	This project will add 15 million tons a year to CVRD’s production capacity and is scheduled for completion in 2006. Completion of the Phase II of the Pier III at the Ponta da Madeira Maritime Terminal of is scheduled for completion in July 2005.

1Q04	14

US GAAP

		Budget
		US$ million
Area	Project	1Q04	2004	Status
	Brucutu iron ore mine Phase I –Southern System	2	37.3	Brucutu is not a modular project and should produce 4 million tons this year. Phase I of the project will be completed in 2006, when nominal production capacity will reach 12 million tons a year.

	Fábrica Nova iron ore mine – Southern System	3	31.1	First phase scheduled for completion in 2005, when the mine will have a nominal production capacity of 10 million tons a year. Start-up for the second phase is scheduled for 2007, when the mine is expected to reach production of 15 million tons a year.

	Expansion of iron ore mines at Itabira –Southern System	4	13.2	Expansion of production capacity and modernization of operations at the Itabira mines in order to increase production capacity by 3 million tons a year, increasing nominal production capacity to 46 million tons a year. Completion is expected for 2006.

Non-ferrous Minerals	Expansion of potash mine at Taquari-Vassouras	16	21.2	Approximately 65% of the work related to capacity expansion has already been carried out. During March, mining activities were shut down in order to increase the capacity of the shaft through which production is moved out of the underground mine (allowing the extra potash production to be moved, with the capacity expansion scheduled for completion in 3Q05).

Aluminum	Paragominas I	2	83.2	Environmental licenses were obtained for the mine’s development and for the construction of a 230 kilometer mineral pipeline which will transport the bauxite to Alunorte’s refinery. Start-up of operations is scheduled for late 2006, with production capacity of 4.5 million tons of bauxite a year.

	Alunorte modules 4 and 5	23	183.3	The project for the construction of these modules will increase the production capacity of the refinery to 4.2 million tons of alumina a year, with work scheduled for completion in 2006.

Logistics	Purchases of locomotives and railcars–EFVM/EFC/ FCA	85	312.6	In 1Q04, the Company received delivery of 1,378 railcars — 735 for the transportation of iron ore and 643 for general cargo, as well as 19 locomotives. Of these locomotives, eight are new and the others are re-conditioned, which will be utilized by FCA. Total deliveries programmed for 2004 amount to 3,178 railcars and 88 locomotives.

Power Generation	Aimorés hydroelectric power plant	11	19.0	The plant is located on the Doce river, in the state of Minas Gerais, Brazil, and will have a generation capacity of 330MW, with start-up scheduled for July 2005.

	Candonga hydroelectric power plant	2	3.5	The work on the plant has already been completed. The reservoir is being filled and commercial operations will begin in June. By August, all the turbines will be generating electricity. The plant has a generating capacity of 140MW.

	Capim Branco I & II hydroelectric power plants	6	33.6	Both plants are located on the Araguari river, in the state of Minas Gerais, Brazil, and will have a capacity of 240MW and 210MW, respectively. The start-up of both plants is scheduled for 2006.

SELECTED FINANCIAL INDICATORS – MAIN NON CONSOLIDATED AFFILIATES AND JOINT VENTURES

Selected financial indicators for the main non consolidated affiliates and joint ventures are available on CVRD Quarterly Financial Statements, on the Company’s website, www.cvrd.com.br, under “Investor Relations”.

CONFERENCE CALL/WEBCAST

On 14 May, Friday, a conference call/ webcast will be held at 12:00 pm, local time (Rio de Janeiro), 11:00 am Eastern Standard Time, USA and 4:00 pm British Standard Time. Instructions to participate in this event are available on CVRD’s website, www.cvrd.com.br, under “Investor Relations”. A recording of the conference call/webcast will be available on the site for the 90 days following the conference call on 14 May 2004.

1Q04	15

US GAAP

FINANCIAL STATEMENTS

	US$ million
	1Q03	4Q03	1Q04
Gross operating revenues	1,153	1,690	1,685
Taxes	(43)	(52)	(75)
Net Operating Revenue	1,110	1,638	1,610
Cost of Goods Sold	(641)	(1,005)	(928)
Gross Profit	469	633	682
Gross Margin (%)	42.3	38.6	42.4
Selling, General and Administrative Expenses	(49)	(97)	(92)
Research and Development Expenses	(11)	(37)	(23)
Employee Profit-Sharing	(12)	(9)	(13)
Others	(34)	(98)	(25)
Operating Profit	363	392	529
Financial Revenues	28	18	11
Financial Expenses	(82)	(122)	(109)
Monetary Variation	50	(8)	(39)
Gains on Sale of Affiliates	—	17	—
Tax and Social Contribution (Current)	(6)	10	(80)
Tax and Social Contribution (Deferred)	(65)	(76)	27
Equity Income and Provision for Losses	94	88	90
Accounting Changes for Asset Write-offs	(10)	—	—
Minority Shareholding Participation	(18)	(49)	(24)
Net Earnings	354	270	405
Earnings per Share (US$)	0.92	0.70	1.06

BALANCE SHEET

	US$ million
	03/31/03	12/31/03	03/31/04
Assets
Current	2.696	2.474	2.938
Long-term	1.407	1.442	1.427
Fixed	4.485	7.518	7.796

Total	8.588	11.434	12.161

Liabilities
Current	1.638	2.253	2.147
Long Term	3.310	4.297	4.915
Shareholders’ Equity	3.640	4.884	5.099
Paid-up Capital	2.944	3.367	3.367
Reserves	696	1.517	1.732

Total	8.588	11.434	12.161

1Q04	16

US GAAP

CASH FLOW STATEMENT

	US$ million
	1Q03	4Q03	1Q04
Cash flows from operating activities:
Net income	354	270	405
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	43	78	95
Dividends received	36	59	61
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(94)	(88)	(90)
Deferred income taxes	65	76	(27)
Provisions for contingencies	9	—	—
Impairment of property, plant and equipment	—	39	—
Gain on sale of investment	—	(17)	—
Change in accounting practice for asset retirement obligations	10	—	—
Pension plan	3	4	3
Foreign exchange and monetary losses	(142)	5	43
Net unrealized derivative losses	3	20	31
Minority interest	18	49	24
Others	6	6	(32)
Decrease (increase) in assets:
Accounts receivable	64	(68)	(25)
Inventories	24	6	—
Others	(1)	(36)	(25)
Increase (decrease) in liabilities:
Suppliers	(93)	59	(38)
Payroll and related charges	(6	(17)	(8)
Others	57	69	131
Net cash provided by operating activities	356	514	548
Cash flows from investing activities:
Loans and advances receivable	22	(56)	56
Guarantees and deposits	(12)	(13)	(20)
Additions to investments	—	1	(10)
Additions to property, plant and equipment	(198)	(594)	(379)
Proceeds from disposals of investment	—	83	—
Proceeds from disposals of property, plant and equipment	—	—	—
Net cash used to acquire subsidiaries	—	—	—
Net cash used in investing activities	(188)	(579)	(353)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(93)	(1)	44
Loans	(16)	22	(34)
Long-term debt	179	41	665
Repayments of long-term debt	(101)	(351)	(451)
Interest attributed to stockholders	—	(427)	—
Net cash used in financing activities	(31)	(716)	224
Increase (decrease) in cash and cash equivalents	137	(781)	419
Effect of exchange rate changes on cash and cash equivalents	56	26	(3)
Cash and cash equivalents, beginning of period	1,091	1,340	585
Cash and cash equivalents, end of period	1,284	585	1,001
Cash paid during the period for:
Interest on short-term debt	(6)	—	—
Interest on long-term debt	(53)	(38)	(77)
Income tax	(6)	(16)	—
Non-cash transactions
Conversion of loans receivable to investments	(11)	(91)	—
Income tax paid with credits	—	—	—

1Q04	17

US GAAP

APPENDIX

Reconciliation of “non-GAAP” information with corresponding US GAAP figures

(1)	Adjusted EBIT

	US$ million
	1Q03	4Q03	1Q04
Net operating revenues	1,110	1,638	1,610
COGS	(641)	(1,005)	(928)
SG&A	(49)	(97)	(92)
Research & Development	(11)	(37)	(23)
Other operating expenses	(46)	(107)	(38)
Adjusted EBIT	363	392	529

(2)	Adjusted EBITDA

The term “EBITDA” refers to a financial measure that is defined as earnings (losses) before interest, taxes, depreciation and amortisation; we use the term “Adjusted EBITDA” to reflect that our financial measure also excludes monetary gains/losses, equity in results of affiliates and joint ventures less dividends received from those companies, changes in provision for losses on equity investments, adjustments for changes in accounting practices, minority interests and non-recurring expenses. However, Adjusted EBITDA is not a measure determined under GAAP in the United States of America and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for operating income or as a better measure of liquidity than cash flow from operating activities, which are determined in accordance with GAAP. We have presented Adjusted EBITDA to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. The following schedule reconciles Adjusted EBITDA to net cash provided by (used in) operating activities reported on our Consolidated Statements of Cash Flows, which we believe is the most directly comparable GAAP measure:

RECONCILIATION BETWEEN ADJUSTED EBITDA VS. OPERATING CASH FLOW

	US$ million
	1Q03	4Q03	1Q04
Operating cash flow	356	514	548
Income tax	—	(26)	101
Income tax paid	6	16	—
Monetary and Foreign Exchange Losses	92	3	(4)
Financial Expenses	41	61	112
Net Working Capital	(45)	(13)	(56)
Others	(8)	13	(16)
Adjusted EBITDA	442	568	685

1Q04	18

US GAAP

(3)	Gross Debt / last 12 months’ Adjusted EBITDA

	1Q03	4Q03	1Q04
Gross Debt / LTM Adjusted EBITDA (x)	1.82	1.89	1.79
Gross Debt / LTM Operating cash flow (x)	1.55	2.29	2.18

(4)	Net Debt

RECONCILIATION BETWEEN GROSS DEBT VS. NET DEBT

	US$ million
	1Q03	4Q03	1Q04
Gross Debt	3,314	4,028	4,244
Cash and cash equivalents	1,284	585	1,001
Net Debt	2,030	3,443	3,243

(5)	LTM Adjusted EBITDA / LTM interest expenses

	1Q03	4Q03	1Q04
LTM Adjusted EBITDA / LTM interest expenses (x)	8.45	11.51	11.69
LTM Operating income / LTM interest expenses (x)	6.93	8.89	8.92

(6)	Gross Debt / Enterprise Value

	1T03	4T03	1T04
Gross Debt / EV (x)	0.27	0.16	0.18
Gross Debt / Total Assets (x)	0.39	0.35	0.35

Entreprise Value = net debt + market capitalization

“This communication may include declarations which represent the expectations of the Company’s Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissão de Valores Mobiliários (CVM — Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission — SEC, including the most recent Annual Report — CVRD Form 20F.”

1Q04	19

COMPANHIA VALE DO RIO DOCE

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Companhia Vale do Rio Doce

We have reviewed the accompanying unaudited condensed consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of March 31, 2004, and the unaudited condensed consolidated statements of income, of cash flows and of changes in stockholders’ equity for the three-month periods ended March 31, 2004 and 2003 and December 31, 2003. This financial information is the responsibility of the Company’s management. The unaudited financial information of certain affiliates, the investments in which total US$ 351 million at March 31, 2004 and equity in earnings which total US$ 20 million, US$ 10 million and US$ 24 million for the three-month periods ended March 31, 2004 and 2003 and December 31, 2003, respectively, and that of certain subsidiaries, which statements reflect total assets of US$ 798 million at March 31, 2004 and total revenues of US$ 138 million, US$ 34 million and US$ 114 million for the three-month periods ended March 31, 2004 and 2003 and December 31, 2003, respectively, were reviewed by other independent auditors whose reports thereon have been furnished to us.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other auditors, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of December 31, 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended (not presented herein). In our report dated February 20, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003 is fairly stated in all material respects, in relation to the consolidated balance sheet from which it has been derived.

As discussed in Note 4 to the financial statements, the Company changed its method of accounting for asset retirement obligations, as from January 1, 2003.

PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
May 7, 2004

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	March	December
	31, 2004	31, 2003
	(unaudited)
Assets
Current assets
Cash and cash equivalents	1,001	585
Accounts receivable
Related parties	127	115
Unrelated parties	710	703
Loans and advances to related parties	14	56
Inventories	502	505
Deferred income tax	144	91
Others	440	419

	2,938	2,474

Property, plant and equipment, net	6,727	6,484
Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	1,069	1,034
Other assets
Goodwill on acquisition of subsidiaries	448	451
Loans and advances
Related parties	40	40
Unrelated parties	66	68
Prepaid pension cost	78	82
Deferred income tax	205	234
Judicial deposits	424	407
Unrealized gain on derivative instruments	1	5
Others	165	155

	1,427	1,442

TOTAL	12,161	11,434

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)

(Continued)

	March	December
	31, 2004	31, 2003
	(unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	441	482
Payroll and related charges	87	78
Interest attributed to stockholders	276	118
Current portion of long-term debt - unrelated parties	695	1,009
Short-term debt	171	129
Loans from related parties	87	119
Others	390	318

	2,147	2,253

Long-term liabilities
Employees post-retirement benefits	199	198
Long-term debt - unrelated parties	3,288	2,767
Loans from related parties	3	4
Provisions for contingencies (Note 10)	633	635
Unrealized loss on derivative instruments	121	96
Others	318	268

	4,562	3,968

Minority interests	353	329

Stockholders’ equity
Preferred class A stock - 600,000,000 no-par-value shares authorized and 138,575,913 issued	1,055	1,055
Common stock - 300,000,000 no-par-value shares authorized and 249,983,143 issued	1,902	1,902
Treasury stock - 4,183 (2003 - 4,183) preferred and 4,715,170 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive income	(4,403)	(4,375)
Appropriated retained earnings	3,016	3,035
Unappropriated retained earnings	3,119	2,857

	5,099	4,884

TOTAL	12,161	11,434

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Three months ended
	March	March	December
	31, 2004	31, 2003	31, 2003
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals
Iron ore and pellets	1,061	746	1,075
Kaolin	39	16	41
Manganese and ferroalloys	131	75	104
Potash	23	21	24
Others	—	9	—

	1,254	867	1,244
Revenues from logistic services	191	115	192
Aluminum products	234	167	254
Other products and services	6	4	—

	1,685	1,153	1,690
Value-added tax	(75)	(43)	(52)

Net operating revenues	1,610	1,110	1,638

Operating costs and expenses
Cost of ores and metals sold	(643)	(428)	(670)
Cost of logistic services	(115)	(70)	(138)
Cost of aluminum products	(167)	(142)	(194)
Others	(3)	(1)	(3)

	(928)	(641)	(1,005)
Selling, general and administrative expenses	(92)	(49)	(97)
Research and development	(23)	(11)	(37)
Employee profit sharing plan	(13)	(12)	(9)
Others	(25)	(34)	(98)

	(1,081)	(747)	(1,246)

Operating income	529	363	392

Non-operating income (expenses)
Financial income	11	28	18
Financial expenses	(109)	(82)	(122)
Foreign exchange and monetary gains (losses), net	(39)	50	(8)
Gain on sale of investments	—	—	17

	(137)	(4)	(95)

Income before income taxes, equity results and minority interests	392	359	297

Income taxes
Current	(80)	(6)	10
Deferred	27	(65)	(76)

	(53)	(71)	(66)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	90	94	88
Minority interests	(24)	(18)	(49)

Income from continuing operations	405	364	270

Change in accounting practice for asset retirement obligations (Note 4)	—	(10)	—

Net income	405	354	270

Basic earnings per Preferred Class A Share	1.06	0.92	0.70

Basic earnings per Common Share	1.06	0.92	0.70

Weighted average number of shares outstanding (thousands of shares)
Common shares	245.268	245.268	245.268
Preferred Class A shares	138.571	138.571	138.571

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

	Three months ended
	March	March	December
	31, 2004	31, 2003	31, 2003
Cash flows from operating activities:
Net income	405	354	270
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	95	43	78
Dividends received	61	36	59
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(90)	(94)	(88)
Deferred income taxes	(27)	65	76
Provisions for other contingencies	—	9	—
Impairment of property, plant and equipment	—	—	39
Gain on sale of investments	—	—	(17)
Change in accounting pratice for asset retirement obligations (Note 4)	—	10	—
Pension plan	3	3	4
Foreign exchange and monetary losses (gains)	43	(142)	5
Net unrealized derivative losses (gains)	31	3	20
Minority interests	24	18	49
Others	(32)	6	6
Decrease (increase) in assets:
Accounts receivable	(25)	64	(68)
Inventories	—	24	6
Others	(25)	(1)	(36)
Increase (decrease) in liabilities:
Suppliers	(38)	(93)	59
Payroll and related charges	(8)	(6)	(17)
Others	131	57	69

Net cash provided by operating activities	548	356	514

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	—	(23)	(65)
Repayments	42	29	9
Others	14	16	—
Guarantees and deposits	(20)	(12)	(13)
Additions to investments	(10)	—	1
Additions to property, plant and equipment	(379)	(198)	(594)
Proceeds from disposal of investments	—	—	83

Net cash used in investing activities	(353)	(188)	(579)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	44	(93)	(1)
Loans
Related parties
Additions	21	—	24
Repayments	(55)	(16)	(2)
Issuances of long-term debt
Related parties	—	2	12
Others	665	177	29
Repayments of long-term debt
Related parties	—	—	—
Others	(451)	(101)	(351)
Interest attributed to stockholders	—	—	(427)

Net cash used in financing activities	224	(31)	(716)

Increase (decrease) in cash and cash equivalents	419	137	(781)
Effect of exchange rate changes on cash and cash equivalents	(3)	56	26
Cash and cash equivalents, beginning of period	585	1,091	1,340

Cash and cash equivalents, end of period	1,001	1,284	585

Cash paid during the period for:
Interest on short-term debt	(2)	(6)	—
Interest on long-term debt	(75)	(53)	(38)
Income tax	—	(6)	(16)
Non-cash transactions
Conversion of loans receivable to investments	—	(11)	(91)

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Three months ended
	March	March	December
	31, 2004	31, 2003	31, 2003
Preferred class A stock (including one special share)

End of the period	1,055	904	1,055

Common stock

End of the period	1,902	1,630	1,902

Treasury stock

End of the period	(88)	(88)	(88)

Additional paid-in capital
End of the period	498	498	498

Other cumulative comprehensive income
Cumulative translation adjustments
Beginning of the period	(4,449)	(5,185)	(4,473)
Change in the period	(31)	186	24

End of the period	(4,480)	(4,999)	(4,449)

Unrealized gain on available-for-sale securities
Beginning of the period	74	—	14
Change in the period	3	13	60

End of the period	77	13	74

Adjustments relating to investments in affiliates
Beginning of the period	—	10	10
Transfer to retained earnings	—	—	(10)

End of the period	—	10	—

Total other cumulative comprehensive income	(4,403)	(4,976)	(4,375)

Appropriated retained earnings
Beginning of the period	3,035	2,230	2,251
Transfer (to) from retained earnings	(19)	121	784

End of the period	3,016	2,351	3,035

Retained earnings
Beginning of the period	2,857	3,288	3,472
Net income	405	354	270
Interest attributed to stockholders
Preferred class A stock	(58)	(72)	(40)
Common stock	(104)	(128)	(71)
Appropriation (to) from reserves	19	(121)	(774)

End of the period	3,119	3,321	2,857

Total stockholders’ equity	5,099	3,640	4,884

Comprehensive income is comprised as follows:
Net income	405	354	270
Cumulative translation adjustments	(31)	186	24
Unrealized gain (loss) on available-for-sale securities	3	13	60

Total comprehensive income	377	553	354

Shares
Preferred class A stock (including one special share)	138,575,913	138,575,913	138,575,913

Common stock	249,983,143	249,983,143	249,983,143

Treasury stock (1)
Beginning of the period	(4,719,353)	(4,719,651)	(4,719,353)
Sales	—	16	—

End of the period	(4,719,353)	(4,719,635)	(4,719,353)

	383,839,703	383,839,421	383,839,703

Interest attributed to stockholders (per share)
Preferred class A stock (including one special share)	0.42	0.52	0.29
Common stock	0.42	0.52	0.29

(1)	As of March 31, 2004, 4,715,170 common shares and 4,183 preferred shares were held in treasury in the amount of $ 88. The 4,715,170 common shares guarantee a loan of to our subsidiary Alunorte.

See notes to condensed consolidated financial information.

Notes to the Condensed Consolidated Financial Information
Expressed in millions of United States dollars, unless otherwise stated (Unaudited)

1	The Company and its operations

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 8.

The main operating subsidiaries we consolidate are as follows:

		Head office	Principal
Subsidiary	% ownership	location	activity
Alumina do Norte do Brasil S.A. - Alunorte	57	Brazil	Aluminum
CADAM S.A. (2) (4)	37	Brazil	Kaolin
CELMAR S.A. - Indústria de Celulose e Papel (3)	100	Brazil	Forestry
CVRD Overseas Ltd.	100	Cayman Island	Trading
Ferrovia Centro-Atlântica S.A. (4)	100	Brazil	Logistics
Ferteco Mineração S.A. - FERTECO (3)	100	Brazil	Iron ore and Pellets
Itabira Rio Doce Company Ltd. - ITACO	100	Cayman Island	Trading
Mineração Serra do Sossego S.A. (1) (5)	100	Brazil	Copper
Minerações Brasileiras Reunidas S.A. - MBR(4)(7)	56	Brazil	Iron ore
Navegação Vale do Rio Doce S.A. - DOCENAVE	100	Brazil	Shipping
Pará Pigmentos S.A.	82	Brazil	Kaolin
Rio Doce International Finance Ltd. - RDIF	100	Bahamas	International finance
Rio Doce Manganèse Europe - RDME	100	France	Ferroalloys
Rio Doce Manganese Norway - RDMN	100	Norway	Ferroalloys
Salobo Metais S.A. (1)	100	Brazil	Copper
Rio Doce Manganês S.A. (6)	100	Brazil	Manganese and Ferroalloys
Urucum Mineração S.A.	100	Brazil	Iron ore, Ferroalloys and Manganese
Vale do Rio Doce Alumínio S.A. - ALUVALE (5)	100	Brazil	Aluminum

(1)	Development stage companies

(2)	Through Caemi Mineração e Metalurgia S.A.

(3)	Merged with CVRD on August 29, 2003

(4)	Consolidated as from September 2003

(5)	Merged with CVRD on December 30, 2003

(6)	Formerly Sibra-Eletrosiderúrgica Brasileira S.A.

(7)	Through Caemi Mineração e Metalurgia S.A. and Belém Administrações e Participações Ltda.

2	Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (see Note 8).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Investments in unincorporated joint ventures, formed for the purpose of investing in electrical energy projects, as proportionately consolidated.

3	Summary of significant accounting policies

Our condensed consolidated interim financial information for the three-month periods ended March 31, 2004, December 31, 2003 and March 31, 2003 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three month period ended March 31, 2004 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2004.

In preparing the consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations, actual results may vary from our estimates.

4	Change in accounting practice

In June 2001, the FASB issued SFAS 143 - “Accounting for Asset Retirement Obligations”. We adopted SFAS 143 as from January 1, 2003, and as a consequence an additional $26 for asset retirement obligations was recorded as “Others - long-term liabilities”, a net increase of $11 in mine development costs was registered within “Property, plant and equipment” and a resulting charge of $10 was registered as “Change in Accounting Practice for Asset Retirement Obligations” on the Statement of Income, net of income tax ($15 gross of deferred income tax). Over time the liabilities will be accreted for the change in their present value and initial capitalized costs will be amortized over the useful lives of the related assets.

5	Recently-issued accounting pronouncements

In December 2003, the FASB issued FIN 46R – “Consolidation of Variable Interest Entities, (revised December 2003)”. The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise’s maximum exposure to loss as a result of its involvement with the VIE.

The implementation date of FIN 46R is the first period ending after December 15, 2003 for Special Purpose Entities (SPEs) and as from January 1, 2004 for previously existing variable interest entities which are not SPEs. FIN 46R may be applied prospectively with a cumulative adjustment as of the date on which it is first applied or by restating previously issued financing statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. It is possible that we will consolidate or disclose information in relation to certain joint ventures and equity investments.

The adoption of FIN 46R did not result in consolidation of any additional entities nor any non SPE entities.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three months ended
	March	March	December
	31, 2004	31, 2003	31, 2003
Income before income taxes, equity results and minority interests	392	359	297

Federal income tax and social contribution expense at statutory enacted rates	(133)	(122)	(101)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	55	63	42
Exempt foreign income (expenses)	14	(16)	(26)
Difference on tax basis of equity investees	(14)	—	(56)
Tax incentives	9	—	12
Valuation allowance reversal (provision)	—	9	40
Other non-taxable gains (losses)	16	(5)	23

Federal income tax and social contribution expense in consolidated statements of income	(53)	(71)	(66)

We have certain tax incentives relative to our iron ore and manganese operations in Carajás and relative to alumina in Barcarena. The incentives relative to iron ore and manganese comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. Both incentives relative to alumina expire in 2010. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

7	Inventories

	March	December 31,
	31, 2004	2003
Finished products
Iron ore and pellets	144	146
Manganese and ferroalloys	80	78
Alumina	16	20
Kaolin	17	16
Others	6	8
Spare parts and maintenance supplies	239	237

	502	505

8	Investments in affiliated companies and joint ventures

	March 31, 2004				Investments
	Participation in		Net	Net income for	March 31,	December
	capital (%)		equity	the period	2004	31, 2003
	voting	total
Steel
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	22.99	11.46	319	157	37	31
Companhia Siderúrgica de Tubarão - CST (1)	26.93	28.79	364	62	102	86
California Steel Industries Inc. - CSI	50.00	50.00	205	(1)	103	103
SIDERAR (costs $15) - available for sale investments	4.85	4.85	—	—	93	89

					335	309
Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	40.00	40.00	394	26	157	168
Valesul Alumínio S.A. - VALESUL	54.51	54.51	92	6	50	49
Alumínio Brasileiro S.A. - ALBRAS	51.00	51.00	226	7	115	112
Alumínio Brasileiro S.A. - ALBRAS - change in provision for losses					—	—

					322	329
Ferrous
Caemi Mineração e Metalurgia S.A. (3)	100.00	60.23	—	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	51.11	51.00	40	5	20	18
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	51.00	50.89	33	1	17	17
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	50.00	50.00	4	3	2	1
Companhia Coreano-Brasileira de Pelotização - KOBRASCO - change in provision for losses					—	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	51.00	50.90	23	1	12	11
Gulf Industrial Investment Company - GIIC	50.00	50.00	76	8	38	40
SAMARCO Mineração S.A. - SAMARCO (4)	50.00	50.00	379	51	226	221
Minas da Serra Geral S.A. - MSG	50.00	50.00	36	—	18	15
Others	—	—	—	—	20	21

					353	344
Logistics
Companhia Ferroviária do Nordeste - CFN - change in provision for losses (2)	—	—	—	—	—	—
Ferroban - Ferrovias Bandeirantes S.A. - change in provision for losses	—	—	—	—	1	1
Ferrovia Centro-Atlântica S.A. - FCA - change in provision for losses (3)	—	—	—	—	—	—
MRS Logística S.A	—	—	—	—	45	39
MRS Logística S.A. - change in provision for losses	—	—	—	—	—	—
Sepetiba Tecon S.A. - change in provision for losses	—	—	—	—	—	—
Others	—	—	—	—	5	4

					51	44
Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. - FOSFERTIL (2)	—	—	—	—	—	—
Others	—	—	—	—	8	8

					8	8

Total					1,069	1,034

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Equity Adjustments			Dividends received
							Quoted
	Three months ended			Three months ended			market
	March 31,	March 31,	December	March 31,	March 31,	December	March 31,
	2004	2003	31, 2003	2004	2003	31, 2003	2004
Steel
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	18	10	—	13	—	—	248
Companhia Siderúrgica de Tubarão - CST (1)	17	6	19	—	5	17	484
California Steel Industries Inc. - CSI	(1)	3	2	—	—	—	—
SIDERAR (costs $15) - available for sale investments	—	—	—	—	—	—	93

	34	19	21	13	5	17	825
Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	11	4	12	21	5	11	—
Valesul Alumínio S.A. - VALESUL	3	4	2	2	—	6	—
Alumínio Brasileiro S.A. - ALBRAS	4	39	10	—	—	—	—
Alumínio Brasileiro S.A. - ALBRAS - change in provision for losses	—	1	—	—	—	—	—

	18	48	24	23	5	17	—
Ferrous
Caemi Mineração e Metalurgia S.A. (3)	—	5	—	—	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	2	1	—	—	—	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	1	1	—	—	2	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	1	—	1	—	—	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO - change in provision for losses	—	3	8	—	—	—	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	1	—	—	—	—	—	—
Gulf Industrial Investment Company - GIIC	4	2	3	6	5	—	—
SAMARCO Mineração S.A. - SAMARCO (4)	25	19	12	19	14	25	—
Minas da Serra Geral S.A. - MSG	—	1	—	—	—	—	—
Others	(1)	2	(1)	—	—	—	—

	33	34	23	25	21	25	—
Logistics
Companhia Ferroviária do Nordeste - CFN - change in provision for losses (2)	—	1	—	—	—	—	—
Ferroban - Ferrovias Bandeirantes S.A. - change in provision for losses	—	—	—	—	—	—	—
Ferrovia Centro-Atlântica S.A. - FCA - change in provision for losses (3)	—	(11)	—	—	—	—	—
MRS Logística S.A	6	—	37	—	—	—	—
MRS Logística S.A. - change in provision for losses	—	1	—	—	—	—	—
Sepetiba Tecon S.A. - change in provision for losses	—	(1)	(1)	—	—	—	—
Others	—	—	—

	6	(10)	36	—	—	—	—
Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. - FOSFERTIL (2)	—	3	(9)	—	5	—	—
Others	(1)	—	(7)	—	—	—	—

	(1)	3	(16)	—	5	—	—

Total	90	94	88	61	36	59	825

(1)	During the quarter ended June 30, 2003 CVRD acquired an additional 4.42% of the voting shares and 5.64% of the preferred shares, representing 5.17% of CST’s total capital for $ 60;

(2)	Investment sold in 2003;

(3)	Consolidated as from September, 2003, after acquisition of control;

(4)	Investment includes goodwill of $37 in 2004 and 2003.

9	Pension plans

	Three months ended
	March	March	December
	31, 2004	31, 2003	31, 2003
Service cost - benefits earned during the period	1	—	1
Interest cost on projected benefit obligation	38	31	32
Actual return on assets	(44)	(31)	(190)
Amortization of initial transitory obligation	2	2	2
Net deferral	6	1	159

Net periodic pension cost	3	3	4

Employer contributions

We previously disclosed in our consolidated financial statements for the year ended December 31, 2003, that it expected to contribute $14 to our pension plan in 2004. As of March 31, 2004, $3 of contributions have been made. We do not expect any change in our previous estimate.

10	Commitments and contingencies

(a)	At March 31, 2004, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $260, of which $221 is denominated in United States dollars and the remaining $39 in local currency, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees
ALBRAS	213	US$	Debt guarantee	2007	None
	38	R$	Debt guarantee	2010	None
SAMARCO	7	US$	Debt guarantee	2008	None
VALESUL	1	R$	Debt guarantee	2007	None
					Collateral
NIBRASCO	1	US$	Debt guarantee	2004	Pledge

	260

We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees in the case of Albras and Samarco.

We have not provided any significant guarantees since January 1, 2003 which would require fair value adjustments under FIN 45 – “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	March 31, 2004		December 31, 2003
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor claims	178	80	177	66
Civil claims	137	55	167	54
Tax - related actions	313	284	285	279
Others	5	5	6	8

	633	424	635	407

Labor - related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax - related actions principally comprise our challenges of certain revenue taxes, VAT and of the tax on financial movements - CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that probably we will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party. An increase of $5 for tax deposits during 2003 refers mainly to an action in which we challenged the annual limitation on use to our tax loss carryforwards.

Contingencies settled in the three-month period ended March 31, 2004, and 2003 and December 31, 2003 aggregated $23, $21 and $19, respectively, and additional provisions aggregated $11, $30 and $73, respectively.

In addition to the contingencies for which we have made provisions we have possible losses in connection with tax contingencies totaling $309 and $214 at March 31, 2004 and 2003, respectively, for which no provision is maintained.

(c)	We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial statements with respect to these two actions.

(d)	We are committed under a take-or-pay agreement to take annual delivery of approximately 226,950 metric tons per year of aluminum from ALBRAS at market prices. This estimate is based on 51% of ALBRAS expected production and, at a market price of $1,642.71 per metric ton, at March 31, 2004, represents an annual commitment of $373. Actual take from Albras was $65, $65 and $81 during three-month period ended March 31, 2004, and 2003 and December 31, 2003, respectively.

(e)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide $ 205 million, which represents half of the $ 410 million in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region over a period of five years, which had already been extended for an additional period of two years and on April 28, 2004 was extended again for another 5 years. We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of March 31, 2004, the remaining contributions towards exploration and development activities totaled US$ 77 million. In the event that either of us wishes to conduct further exploration and development after having spent such $ 205 million, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose all the rights and benefits provided for in the Mineral Risk Contract and any amounts previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us through a finder’s fee production royalty on their share of mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(f)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources. On March 26, 2004 as a result of exploiting our mineral resources we declared a distribution of these “debentures” in the amount of $ 2, payable as from April 1, 2004.

(g)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

Balance as of January 31, 2004	81
Increase due to new subsidiaries	—
Accretion expense	2
Revisions to estimated cash flows	—
Cumulative translation adjustment	(1)

Balance as of March 31, 2004	82

11	Segment and geographical information

In 1999 we adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products - comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products - comprises the production of non-ferrous minerals.

Logistics - comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings - divided into the following sub-groups:

•	Aluminum - comprises aluminum trading activities, alumina refining and investments in joint ventures and affiliates engaged in bauxite mining and aluminum metal smelting.

•	Steel - comprises our investments in joint ventures and affiliates operating in the steel industry.

•	Others - comprises our investments in joint ventures and affiliates engaged in other businesses.

     Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices generally accepted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:

Results by segment - before eliminations (Unaudited)

As of and for the three months ended

	March 31, 2004
				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues - Export	1,562	34	19	221	—	(670)	1,166
Gross revenues - Domestic	287	28	184	48	—	(28)	519
Cost and expenses	(1,366)	(53)	(128)	(209)	—	698	(1,058)
Depreciation, depletion and amortization	(78)	(6)	(7)	(4)	—	—	(95)
Pension plan	(3)	—	—	—	—	—	(3)

Operating (loss) income	402	3	68	56	—	—	529
Financial income	44	—	4	(18)	1	(20)	11
Financial expenses	(116)	(1)	(4)	(8)	—	20	(109)
Foreign exchange and monetary gains (losses), net	(32)	—	(5)	(3)	1	—	(39)
Gain on sale of investments	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investment	33	—	6	18	33	—	90
Income taxes	(54)	—	(2)	3	—	—	(53)
Minority interests	(14)	(1)	—	(9)	—	—	(24)

Income from continuing operations	263	1	67	39	35	—	405
Change in accounting pratice for asset retirement obligations (note 4)	—	—	—	—	—	—	—

Net income	263	1	67	39	35	—	405

Sales classified by geographic destination:
Export market
America, except United States	158	—	15	70	—	(103)	140
United States	107	—	—	25	—	(53)	79
Europe	659	22	4	99	—	(262)	522
Middle East/Africa/Oceania	89	—	—	—	—	(26)	63
Japan	150	8	—	1	—	(65)	94
China	238	4	—	26	—	(97)	171
Asia, other than Japan and China	161	—	—	—	—	(64)	97

	1,562	34	19	221	—	(670)	1,166
Domestic market	287	28	184	48	—	(28)	519

	1,849	62	203	269	—	(698)	1,685

Assets:
Property, plant and equipment, net	4,646	1,060	455	565	1	—	6,727
Additions to Property, plant and equipment	156	71	132	20	—	—	379
Investments in affiliated companies and joint ventures and other investments, net of provision	353	—	51	322	343	—	1,069

Capital employed	4,316	245	404	506	28	—	5,499

[Additional columns below]

[Continued from above table, first column(s) repeated]

	March 31, 2003
				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues - Export	1,080	23	21	149	—	(476)	797
Gross revenues - Domestic	258	24	78	37	—	(41)	356
Cost and expenses	(1,001)	(38)	(61)	(159)	(2)	517	(744)
Depreciation, depletion and amortization	(36)	(3)	(2)	(2)	—	—	(43)
Pension plan	(3)	—	—	—	—	—	(3)

Operating (loss) income	298	6	36	25	(2)	—	363
Financial income	45	1	3	3	1	(25)	28
Financial expenses	(96)	(2)	(1)	(5)	(3)	25	(82)
Foreign exchange and monetary gains (losses), net	25	5	(3)	23	—	—	50
Gain on sale of investments	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investment	34	—	(10)	48	22	—	94
Income taxes	(66)	(1)	(1)	(2)	(1)	—	(71)
Minority interests	—	(2)	—	(16)	—	—	(18)

Income from continuing operations	240	7	24	76	17	—	364
Change in accounting pratice for asset retirement obligations (note 4)	(10)	—	—	—	—	—	(10)

Net income	230	7	24	76	17	—	354

Sales classified by geographic destination:
Export market
America, except United States	116	—	14	31	—	(72)	89
United States	101	4	—	2	—	(50)	57
Europe	440	17	4	87	—	(170)	378
Middle East/Africa/Oceania	51	—	3	—	—	(16)	38
Japan	111	1	—	23	—	(49)	86
China	184	1	—	6	—	(84)	107
Asia, other than Japan and China	77	—	—	—	—	(35)	42

	1,080	23	21	149	—	(476)	797
Domestic market	258	24	78	37	—	(41)	356

	1,338	47	99	186	—	(517)	1,153

Assets:
Property, plant and equipment, net	2,563	464	162	430	27	—	3,646
Additions to Property, plant and equipment	91	51	32	23	1	—	198
Investments in affiliated companies and joint ventures and other investments, net of provision	423	—	(7)	247	176	—	839

Capital employed	2,521	138	188	405	32	—	3,284

[Additional columns below]

[Continued from above table, first column(s) repeated]

	December 31, 2003
				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues - Export	1,650	36	22	233	—	(732)	1,209
Gross revenues - Domestic	296	30	156	41	—	(42)	481
Cost and expenses	(1,549)	(76)	(146)	(216)	(3)	774	(1,216)
Depreciation, depletion and amortization	(60)	(7)	(6)	(5)	—	—	(78)
Pension plan	(3)	—	(1)	—	—	—	(4)

Operating (loss) income	334	(17)	25	53	(3)	—	392
Financial income	50	—	3	2	—	(37)	18
Financial expenses	(136)	—	(4)	(19)	—	37	(122)
Foreign exchange and monetary gains (losses), net	(12)	1	(2)	6	(1)	—	(8)
Gain on sale of investments	17	—	—	—	—	—	17
Equity in results of affiliates and joint ventures and change in provision for losses on equity investment	23	—	36	24	5	—	88
Income taxes	(60)	(3)	(1)	—	(2)	—	(66)
Minority interests	(39)	1	—	(11)	—	—	(49)

Income from continuing operations	177	(18)	57	55	(1)	—	270
Change in accounting pratice for asset retirement obligations (note 4)	—	—	—	—	—	—	—

Net income	177	(18)	57	55	(1)	—	270

Sales classified by geographic destination:
Export market
America, except United States	147	—	10	45	—	(86)	116
United States	75	—	—	7	—	(45)	37
Europe	750	26	10	150	—	(322)	614
Middle East/Africa/Oceania	88	—	—	—	—	(20)	68
Japan	165	4	—	—	—	(71)	98
China	290	5	—	12	—	(117)	190
Asia, other than Japan and China	135	1	2	19	—	(71)	86

	1,650	36	22	233	—	(732)	1,209
Domestic market	296	30	156	41	—	(42)	481

	1,946	66	178	274	—	(774)	1,690

Assets:
Property, plant and equipment, net	4,495	1,000	424	564	1	—	6,484
Additions to Property, plant and equipment	318	125	121	30	—	—	594
Investments in affiliated companies and joint ventures and other investments, net of provision	344	—	44	329	317	—	1,034

Capital employed	4,137	266	429	498	20	—	5,350

Operating income by product — after eliminations (unaudited)

As of and for the three months ended

	March 31, 2004

	Revenues							Impairment/ Gain on sale
				Value				of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	652	174	826	(23)	803	(402)	401	—	(53)	348
Pellets	183	52	235	(8)	227	(172)	55	—	(3)	52
Manganes	6	3	9	(1)	8	(7)	1	—	—	1
Ferroalloys	91	31	122	(8)	114	(86)	28	—	(4)	24

	932	260	1,192	(40)	1,152	(667)	485	—	(60)	425
Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—
Potash	—	23	23	(3)	20	(9)	11	—	(2)	9
Kaolin	34	5	39	(2)	37	(22)	15	—	(3)	12

	34	28	62	(5)	57	(31)	26	—	(5)	21
Aluminum
Alumina	98	48	146	(5)	141	(90)	51	—	(4)	47
Aluminum	73	—	73	—	73	(66)	7	—	—	7
Bauxite	15	—	15	—	15	(13)	2	—	—	2

	186	48	234	(5)	229	(169)	60	—	(4)	56
Logistics
Railroads	—	133	133	(19)	114	(51)	63	—	(23)	40
Ports	—	38	38	(3)	35	(21)	14	—	(3)	11
Ships	11	9	20	(3)	17	(27)	(10)	—	—	(10)

	11	180	191	(25)	166	(99)	67	—	(26)	41
Others	3	3	6	—	6	(20)	(14)	—	—	(14)

	1,166	519	1,685	(75)	1,610	(986)	624	—	(95)	529

[Additional columns below]

[Continued from above table, first column(s) repeated]

	March 31, 2003

	Revenues							Impairment/ Gain on sale
				Value				of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	421	126	547	(18)	529	(249)	280	—	(18)	262
Pellets	152	47	199	(5)	194	(163)	31	—	(3)	28
Manganes	9	2	11	(1)	10	(4)	6	—	—	6
Ferroalloys	47	17	64	(4)	60	(50)	10	—	(2)	8

	629	192	821	(28)	793	(466)	327	—	(23)	304
Non ferrous
Gold	9	—	9	—	9	(8)	1	—	—	1
Potash	—	21	21	(3)	18	(9)	9	—	(1)	8
Kaolin	13	3	16	—	16	(10)	6	—	(1)	5

	22	24	46	(3)	43	(27)	16	—	(2)	14
Aluminum
Alumina	59	34	93	(2)	91	(71)	20	—	(2)	18
Aluminum	70	—	70	—	70	(66)	4	—	—	4
Bauxite	4	—	4	—	4	(4)	—	—	—	—

	133	34	167	(2)	165	(141)	24	—	(2)	22
Logistics
Railroads	—	66	66	(7)	59	(15)	44	—	(14)	30
Ports	—	28	28	(1)	27	(8)	19	—	(2)	17
Ships	13	8	21	(2)	19	(37)	(18)	—	—	(18)

	13	102	115	(10)	105	(60)	45	—	(16)	29
Others	—	4	4	—	4	(10)	(6)	—	—	(6)

	797	356	1,153	(43)	1,110	(704)	406	—	(43)	363

[Additional columns below]

[Continued from above table, first column(s) repeated]

As of and for the three months ended

	December 31, 2003

	Revenues							Impairment/ Gain on sale
				Value				of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	675	146	821	(13)	808	(442)	366	(10)	(36)	320
Pellets	198	56	254	—	254	(179)	75	—	(2)	73
Manganes	8	3	11	(2)	9	(15)	(6)	—	(1)	(7)
Ferroalloys	62	31	93	(6)	87	(76)	11	(17)	(3)	(9)

	943	236	1,179	(21)	1,158	(712)	446	(27)	(42)	377
Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—
Potash	—	24	24	(3)	21	(9)	12	—	(4)	8
Kaolin	36	5	41	(2)	39	(27)	12	(12)	(3)	(3)

	36	29	65	(5)	60	(36)	24	(12)	(7)	5
Aluminum
Alumina	111	38	149	(1)	148	(107)	41	—	(5)	36
Aluminum	91	—	91	—	91	(88)	3	—	—	3
Bauxite	12	2	14	(1)	13	(12)	1	—	—	1

	214	40	254	(2)	252	(207)	45	—	(5)	40
Logistics
Railroads	—	127	127	(14)	113	(84)	29	—	(23)	6
Ports	—	38	38	(5)	33	(21)	12	—	(3)	9
Ships	18	9	27	—	27	(36)	(9)	—	—	(9)

	18	174	192	(19)	173	(141)	32	—	(26)	6
Others	(2)	2	—	(5)	(5)	(33)	(38)	—	2	(36)

	1,209	481	1,690	(52)	1,638	(1,129)	509	(39)	(78)	392

12	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed - all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

The asset (liability) balances and the movement in fair value of derivative financial instruments is as follows (the quarterly information is unaudited):

		Interest
		rates
	Gold	(LIBOR)	Currencies	Alumina	Total
Unrealized gains (losses) at January 1, 2004	(32)	(46)	5	(18)	(91)
Financial settlement	—	3	(2)	—	1
Unrealized gains (losses) in the period	(5)	(6)	(2)	(18)	(31)
Effect of exchange rate changes	—	1	—	—	1

Unrealized gains (losses) at March 31, 2004	(37)	(48)	1	(36)	(120)

Unrealized gains (losses) at January 1, 2003	(15)	(60)	(1)	3	(73)
Financial settlement	—	4	—	—	4
Unrealized gains (losses) in the period	5	(8)	—	—	(3)
Effect of exchange rate changes	—	(4)	—	—	(4)

Unrealized gains (losses) at March 31, 2003	(10)	(68)	(1)	3	(76)

Unrealized gains (losses) at October 1, 2003	(22)	(60)	2	(5)	(85)
Financial settlement	3	12	—	—	15
Unrealized gains (losses) in the period	(12)	2	3	(13)	(20)
Effect of exchange rate changes	(1)	—	—	—	(1)

Unrealized gains (losses) at December 31, 2003	(32)	(46)	5	(18)	(91)

Unrealized gains (losses) in the period are included in our income statement under the following captions:

Gold – financial expenses; Interest rates – financial expenses; Currencies – financial expenses; Alumina – financial expenses.

Final maturity dates for the above instruments are as follows:

Gold	Dec 2008
Interest rates (LIBOR)	Oct 2007
Currencies	Dec 2011
Alumina	Dec 2008

(a)	Interest Rate and Exchange Rate Risk

Interest rate risks mainly relate to that part of the foreign debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate - LIBOR. That portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate - TJLP, fixed quarterly by the Brazilian Central Bank. We have used derivative instruments to protect ourselves against fluctuations in the LIBOR rate.

There is an exchange rate risk associated with our foreign currency denominated debt. On the other hand, the majority of our revenues is denominated in, or automatically indexed to, the U.S. dollar, while the majority of our costs is denominated in reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When events of this nature occur, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows.

With the floating exchange rate regime in Brazil, we adopt a strategy of monitoring market fluctuations, using derivatives to protect against specific risks from exchange rate variation.

From time to time we enter into foreign exchange derivative swap transactions seeking to change the characteristics of our real-denominated cash investments to US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at each balance sheet date and the effect included in financial income or expense. During the periods presented our use of such instruments was not significant.

(b)	Commodity Price Risk

We also use derivative instruments to manage exposure to changing gold prices and to ensure an average minimum profit level for future and alumina production. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market. We manage our contract positions actively, and the results are reviewed at least monthly, allowing adjustments to targets and strategy to be made in response to changing market conditions.

In the case of gold and alumina derivatives, our policy has been to settle all contracts through cash payments or receipts, without physical delivery of product.

13	Subsequents Events

On April 1, 2004, we obtained a syndicated loan in the amount of $ 300 million. The loan has a term of seven years and bears interest at 6-month LIBOR plus 0.7% per annum.

*  *  *

Supplemental Financial Statements

The following unaudited information provides additional details in relation to the balance sheet and financial performance of equity investees as well as certain financial ratios.

EBITDA – Earnings Before Interest, Income Tax, Depreciation and Amortization

(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.

(b)	EBITDA is not a US GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.

(d)	Although EBITDA, as defined above, does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business.

Aluminum Area – Valesul (Additional information - Unaudited)

		2004
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	15				15
Quantity sold - internal market	MT (thousand)	10				10

Quantity sold - total	MT (thousand)	25	—	—	—	25

Average sales price - external market	US$	1,676.30				1,676.29
Average sales price - internal market	US$	2,240.26				2,240.26
Average sales price - total	US$	1,903.80				1,903.83
Long-term indebtedness, gross	US$	1				1
Short-term indebtedness, gross	US$	1				1

Total indebtedness, gross	US$	2	—	—	—	2

Stockholders’ equity	US$	92				92

Net operating revenues	US$	44				44
Cost of products	US$	(35)				(35)
Other expenses/revenues	US$	(1)				(1)
Depreciation, amortization and depletion	US$	1				1

EBITDA	US$	9	—	—	—	9
Depreciation, amortization and depletion	US$	(1)	—	—	—	(1)

EBIT	US$	8	—	—	—	8
Net financial result	US$	—				—

Income before income tax and social contribution	US$	8	—	—	—	8
Income tax and social contribution	US$	(2)				(2)

Net income	US$	6	—	—	—	6

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	9	15	17	17	58
Quantity sold - internal market	MT (thousand)	10	9	9	12	40

Quantity sold - total	MT (thousand)	19	24	26	29	98

Average sales price - external market	US$	1,505.49	1,516.01	1,518.30	1,570.41	1,530.98
Average sales price - internal market	US$	1,933.02	1,970.53	1,974.21	1,957.43	1,958.05
Average sales price - total	US$	1,730.60	1,685.83	1,668.32	1,731.60	1,703.44
Long-term indebtedness, gross	US$	1	1	1	1	1
Short-term indebtedness, gross	US$	1	1	1	1	1

Total indebtedness, gross	US$	2	2	2	2	2

Stockholders’ equity	US$	84	92	96	90	90

Net operating revenues	US$	31	38	41	47	157
Cost of products	US$	(20)	(30)	(33)	(40)	(123)
Other expenses/revenues	US$	(2)	(5)	(1)	(2)	(10)
Depreciation, amortization and depletion	US$	1	2	1	2	6

EBITDA	US$	10	5	8	7	30
Depreciation, amortization and depletion	US$	(1)	(2)	(1)	(2)	(6)

EBIT	US$	9	3	7	5	24
Net financial result	US$	—	—	—	—	—

Income before income tax and social contribution	US$	9	3	7	5	24
Income tax and social contribution	US$	(1)	(2)	(2)	(2)	(7)

Net income	US$	8	1	5	3	17

Aluminum Area – MRN (Additional information – Unaudited)

		2004
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	1,106				1,106
Quantity sold - internal market	MT (thousand)	2,198				2,198

Quantity sold - total	MT (thousand)	3,304	—	—	—	3,304

Average sales price - external market	US$	22.00				22.00
Average sales price - internal market	US$	18.84				18.84
Average sales price - total		19.90				19.90
Long-term indebtedness, gross	US$	40				40
Short-term indebtedness, gross	US$	192				192

Total indebtedness, gross	US$	232	—	—	—	232

Stockholders’ equity	US$	394				394

Net operating revenues	US$	62				62
Cost of products	US$	(29)				(29)
Other expenses/revenues	US$	(1)				(1)
Depreciation, amortization and depletion	US$	13				13

EBITDA	US$	45	—	—	—	45
Depreciation, amortization and depletion	US$	(13)	—	—	—	(13)

EBIT	US$	32	—	—	—	32
Impairment	US$	—				—
Loss on investments accounted for by the equity method	US$	—				—
Net financial result	US$	(2)				(2)

Income before income tax and social contribution	US$	30	—	—	—	30
Income tax and social contribution	US$	(4)				(4)

Net income	US$	26	—	—	—	26

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	711	958	1,324	1,347	4,340
Quantity sold - internal market	MT (thousand)	1,485	2,554	2,725	3,016	9,780

Quantity sold - total	MT (thousand)	2,196	3,512	4,049	4,363	14,120

Average sales price - external market	US$	21.31	21.20	21.27	21.61	21.37
Average sales price - internal market	US$	18.24	18.15	18.21	18.50	18.29
Average sales price - total		19.23	18.98	19.21	19.46	19.23
Long-term indebtedness, gross	US$	69	66	58	49	49
Short-term indebtedness, gross	US$	44	134	145	162	162

Total indebtedness, gross	US$	113	200	203	211	211

Stockholders’ equity	US$	402	417	419	420	420

Net operating revenues	US$	40	64	73	77	254
Cost of products	US$	(25)	(34)	(39)	(41)	(139)
Other expenses/revenues	US$	(1)	(1)	(1)	(1)	(4)
Depreciation, amortization and depletion	US$	10	10	12	13	45

EBITDA	US$	24	39	45	48	156
Depreciation, amortization and depletion	US$	(10)	(10)	(12)	(13)	(45)

EBIT	US$	14	29	33	35	111
Impairment	US$	—	—	—	—	—
Loss on investments accounted for by the equity method	US$	—	—	—	—	—
Net financial result	US$	(2)	(12)	(1)	(2)	(17)

Income before income tax and social contribution	US$	12	17	32	33	94
Income tax and social contribution	US$	(2)	(2)	(4)	(5)	(13)

Net income	US$	10	15	28	28	81

Aluminum Area – Albras (Additional information – Unaudited)

		2004
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	94				94
Quantity sold - internal market	MT (thousand)	3				3

Quantity sold - total	MT (thousand)	97	—	—	—	97

Average sales price - external market	US$	1,565.46				1,565.46
Average sales price - internal market	US$	1,611.11				1,611.11
Average sales price - total	US$	1,567.28				1,567.28
Long-term indebtedness, gross	US$	319				319
Short-term indebtedness, gross	US$					—

Total indebtedness, gross	US$	319	—	—	—	319

Stockholders’ equity	US$	226				226

Net operating revenues	US$	153				153
Cost of products	US$	(88)				(88)
Other expenses/revenues	US$	(11)				(11)
Depreciation, amortization and depletion	US$	4				4

EBITDA	US$	58	—	—	—	58
Depreciation, amortization and depletion	US$	(4)	—	—	—	(4)

EBIT	US$	54	—	—	—	54
Impairment	US$					—
Net financial result	US$	(36)				(36)

Income (loss) before income tax and social contribution	US$	18	—	—	—	18
Income tax and social contribution	US$	(11)				(11)

Net income (loss)	US$	7	—	—	—	7

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	99	102	107	110	418
Quantity sold - internal market	MT (thousand)	4	4	4	4	16

Quantity sold - total	MT (thousand)	103	106	111	114	434

Average sales price - external market	US$	1,336.40	1,324.49	1,365.02	1,417.96	1,362.28
Average sales price - internal market	US$	1,376.14	1,365.10	1,398.92	1,455.46	1,398.91
Average sales price - total	US$	1,337.98	1,326.07	1,366.25	1,419.37	1,363.68
Long-term indebtedness, gross	US$	451	400	387	337	337
Short-term indebtedness, gross	US$	—	—	—	—	—

Total indebtedness, gross	US$	451	400	387	337	337

Stockholders’ equity	US$	79	172	197	220	220

Net operating revenues	US$	137	142	152	161	592
Cost of products	US$	(80)	(91)	(92)	(100)	(363)
Other expenses/revenues	US$	(4)	(5)	(2)	(9)	(20)
Depreciation, amortization and depletion	US$	3	4	4	4	15

EBITDA	US$	56	50	62	56	224
Depreciation, amortization and depletion	US$	(3)	(4)	(4)	(4)	(15)

EBIT	US$	53	46	58	52	209
Impairment	US$	—	(3)	—		(3)
Net financial result	US$	30	58	(31)	(23)	34

Income (loss) before income tax and social contribution	US$	83	101	27	29	240
Income tax and social contribution	US$	(4)	(24)	—	(9)	(37)

Net income (loss)	US$	79	77	27	20	203

Aluminum Area – Alunorte (Additional information - Unaudited) - Consolidated Subsidiary

		2004
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	439				439
Quantity sold - internal market	MT (thousand)	231				231

Quantity sold - total	MT (thousand)	670	—	—	—	670

Average sales price - external market	US$	204.29				204.29
Average sales price - internal market	US$	207.14				207.14
Average sales price - total	US$	205.30				205.30
Long-term indebtedness, gross	US$	361				361
Short-term indebtedness, gross	US$	90				90

Total indebtedness, gross	US$	451	—	—	—	451

Stockholders’ equity	US$	278				278

Net operating revenues	US$	133				133
Cost of products	US$	(83)				(83)
Other expenses/revenues	US$	(2)				(2)
Depreciation, amortization and depletion	US$	4				4

EBITDA	US$	52	—	—	—	52
Depreciation, amortization and depletion	US$	(4)	—	—	—	(4)

EBIT	US$	48	—	—	—	48
Non-operating result	US$					—
Net financial result	US$	(29)				(29)

Income (loss) before income tax and social contribution	US$	19	—	—	—	19
Income tax and social contribution	US$	2				2

Net income (loss)	US$	21	—	—	—	21

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	289	303	395	410	1,397
Quantity sold - internal market	MT (thousand)	201	234	236	207	878

Quantity sold - total	MT (thousand)	490	537	631	617	2,275

Average sales price - external market	US$	170.93	172.57	190.01	182.59	180.10
Average sales price - internal market	US$	173.60	175.13	178.71	184.00	177.83
Average sales price - total	US$	172.03	173.68	185.78	183.07	179.23
Long-term indebtedness, gross	US$	482	494	479	490	490
Short-term indebtedness, gross	US$	—	4	8	—	—

Total indebtedness, gross	US$	482	498	487	490	490

Stockholders’ equity	US$	91	170	201	224	224

Net operating revenues	US$	84	91	116	114	405
Cost of products	US$	(64)	(76)	(79)	(81)	(300)
Other expenses/revenues	US$	—	(1)	(2)	—	(3)
Depreciation, amortization and depletion	US$	3	3	4	4	14

EBITDA	US$	23	17	39	37	116
Depreciation, amortization and depletion	US$	(3)	(3)	(4)	(4)	(14)

EBIT	US$	20	14	35	33	102
Non-operating result	US$	—	—	—	—	—
Net financial result	US$	20	66	(23)	(13)	50

Income (loss) before income tax and social contribution	US$	40	80	12	20	152
Income tax and social contribution	US$	(4)	(20)	(1)	—	(25)

Net income (loss)	US$	36	60	11	20	127

Pelletizing Affiliates – Kobrasco (Additional information - Unaudited)

		2004
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	617				617
Quantity sold - internal market	MT (thousand)	623				623

Quantity sold - total	MT (thousand)	1,240	—	—	—	1,240

Average sales price - external market	US$	34.27				34.27
Average sales price - internal market	US$	33.26				33.26
Average sales price - total	US$	33.76				33.76
Long-term indebtedness, gross	US$	97				97

Total indebtedness, gross	US$	97	—	—	—	97

Stockholders’ equity	US$	4				4

Net operating revenues	US$	42				42
Cost of products	US$	(37)				(37)
Other expenses/revenues	US$	1				1
Depreciation, amortization and depletion	US$	1				1

EBITDA	US$	7	—	—	—	7
Depreciation, amortization and depletion	US$	(1)	—	—	—	(1)

EBIT	US$	6	—	—	—	6
Impairment	US$					—
Net financial result	US$	(1)				(1)

Income (loss) before income tax and social contribution	US$	5	—	—	—	5
Income tax and social contribution	US$	(2)				(2)

Net income (loss)	US$	3	—	—	—	3

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	453	667	800	722	2,642
Quantity sold - internal market	MT (thousand)	681	461	200	360	1,702

Quantity sold - total	MT (thousand)	1,134	1,128	1,000	1,082	4,344

Average sales price - external market	US$	29.89	29.98	33.57	32.04	31.61
Average sales price - internal market	US$	30.72	30.90	38.68	33.33	32.26
Average sales price - total	US$	30.39	30.35	34.59	32.47	31.86
Long-term indebtedness, gross	US$	124	102	102	96	96

Total indebtedness, gross	US$	124	102	102	96	96

Stockholders’ equity	US$	(28)	(20)	(18)	1	1

Net operating revenues	US$	34	34	35	34	137
Cost of products	US$	(27)	(30)	(28)	(32)	(117)
Other expenses/revenues	US$	(2)	(2)	(1)	4	(1)
Depreciation, amortization and depletion	US$	1	—	1	1	3

EBITDA	US$	6	2	7	7	22
Depreciation, amortization and depletion	US$	(1)	—	(1)	(1)	(3)

EBIT	US$	5	2	6	6	19
Impairment	US$	—	—	—	24	24
Net financial result	US$	5	16	(2)	(17)	2

Income (loss) before income tax and social contribution	US$	10	18	4	13	45
Income tax and social contribution	US$	(4)	(7)	(1)	4	(8)

Net income (loss)	US$	6	11	3	17	37

Pelletizing Affiliates – Hispanobras (Additional information - Unaudited)

		2004
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	425				425
Quantity sold - internal market	MT (thousand)	460				460

Quantity sold - total	MT (thousand)	885	—	—	—	885

Average sales price - external market	US$	32.48				32.48
Average sales price - internal market	US$	31.18				31.18
Average sales price - total	US$	31.83				31.83

Stockholders’ equity	US$	33				33

Net operating revenues	US$	28				28
Cost of products	US$	(27)				(27)
Other expenses/revenues	US$	1				1
Depreciation, amortization and depletion	US$	1				1

EBITDA	US$	3	—	—	—	3
Depreciation, amortization and depletion	US$	(1)	—	—	—	(1)

EBIT	US$	2	—	—	—	2
Non-operating result	US$	—				—
Impairment		—				—
Net financial result	US$	—				—

Income (loss) before income tax and social contribution	US$	2	—	—	—	2
Income tax and social contribution	US$	(1)				(1)

Net income	US$	1	—	—	—	1

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	268	625	94	386	1,373
Quantity sold - internal market	MT (thousand)	637	265	730	580	2,212

Quantity sold - total	MT (thousand)	905	890	824	966	3,585

Average sales price - external market	US$	29.54	33.75	32.62	33.06	32.66
Average sales price - internal market	US$	29.95	38.90	32.56	33.13	32.72
Average sales price - total	US$	29.75	36.33	32.59	33.10	32.94

Stockholders’ equity	US$	27	34	34	32	32

Net operating revenues	US$	27	32	27	31	117
Cost of products	US$	(23)	(28)	(21)	(32)	(104)
Other expenses/revenues	US$	(1)	2	(5)	(1)	(5)
Depreciation, amortization and depletion	US$	1	—	1	—	2

EBITDA	US$	4	6	2	(2)	10
Depreciation, amortization and depletion	US$	(1)	—	(1)	—	(2)

EBIT	US$	3	6	1	(2)	8
Non-operating result	US$	—	—	—	—	—
Impairment		—	—	1	—	1
Net financial result	US$	(1)	(2)	(1)	1	(3)

Income (loss) before income tax and social contribution	US$	2	4	1	(1)	6
Income tax and social contribution	US$	(1)	—	(1)	1	(1)

Net income	US$	1	4	—	—	5

Pelletizing Affiliates – Itabrasco (Additional information - Unaudited)

		2004
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	762				762
Quantity sold - internal market	MT (thousand)					—

Quantity sold - total	MT (thousand)	762	—	—	—	762

Average sales price - external market	US$	32.84				32.84
Average sales price - internal market	US$	0.00				0.00
Average sales price - total	US$	32.84				32.84
Long-term indebtedness, gross	US$	1				1

Total indebtedness, gross	US$	1	—	—	—	1

Stockholders’ equity	US$	23				23

Net operating revenues	US$	25				25
Cost of products	US$	(24)				(24)
Other expenses/revenues	US$	—				—
Depreciation, amortization and depletion	US$	—				—

EBITDA	US$	1	—	—	—	1
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBIT	US$	1	—	—	—	1
Net financial result	US$	—				—

Income before income tax and social contribution	US$	1	—	—	—	1
Income tax and social contribution	US$	—				—

Net income	US$	1	—	—	—	1

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	306	778	838	700	2,622
Quantity sold - internal market	MT (thousand)	507	65	—	81	653

Quantity sold - total	MT (thousand)	813	843	838	781	3,275

Average sales price - external market	US$	29.97	33.53	32.96	32.97	32.78
Average sales price - internal market	US$	29.20	55.87	—	33.20	32.35
Average sales price - total	US$	29.54	35.25	32.96	33.00	32.71
Long-term indebtedness, gross	US$	5	—	1	1	1

Total indebtedness, gross	US$	5	—	1	1	1

Stockholders’ equity	US$	20	23	24	22	22

Net operating revenues	US$	25	31	27	25	108
Cost of products	US$	(21)	(26)	(25)	(24)	(96)
Other expenses/revenues	US$	(2)	2	(1)	(2)	(3)
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBITDA	US$	2	7	1	(1)	9
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBIT	US$	2	7	1	(1)	9
Net financial result	US$	(1)	(2)	1	1	(1)

Income before income tax and social contribution	US$	1	5	2	—	8
Income tax and social contribution	US$	(1)	(2)	—	—	(3)

Net income	US$	—	3	2	—	5

Pelletizing Affiliates – Nibrasco (Additional information - Unaudited)

		2004
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	563				563
Quantity sold - internal market - CVRD	MT (thousand)	1,327				1,327
Quantity sold - internal market - Others	MT (thousand)	33				33

Quantity sold - total	MT (thousand)	1,923	—	—	—	1,923

Average sales price - external market	US$	31.45				31.45
Average sales price - internal market	US$	31.51				31.50
Average sales price - total	US$	31.49				31.48
Long-term indebtedness, gross	US$	—				—
Short-term indebtedness, gross	US$	1				1

Total indebtedness, gross	US$	1	—	—	—	1

Stockholders’ equity	US$	40				40

Net operating revenues	US$	65				65
Cost of products	US$	(59)				(59)
Other expenses/revenues	US$	2				2
Depreciation, amortization and depletion	US$	1				1

EBITDA	US$	9	—	—	—	9
Depreciation, amortization and depletion	US$	(1)	—	—	—	(1)

EBIT	US$	8	—	—	—	8
Impairment	US$	—				—
Net financial result	US$	—				—

Income (loss) before income tax and social contribution	US$	8	—	—	—	8
Income tax and social contribution	US$	(3)				(3)

Net income (loss)	US$	5	—	—	—	5

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	469	513	509	761	2,252
Quantity sold - internal market - CVRD	MT (thousand)	1,303	1,180	1,085	874	4,442
Quantity sold - internal market - Others	MT (thousand)	28	26	32	33	119

Quantity sold - total	MT (thousand)	1,800	1,719	1,626	1,668	6,813

Average sales price - external market	US$	28.76	27.69	32.96	32.41	30.70
Average sales price - internal market	US$	27.38	28.23	34.18	30.44	29.87
Average sales price - total	US$	27.75	28.07	33.79	31.35	30.14
Long-term indebtedness, gross	US$	1	—	—	—	—
Short-term indebtedness, gross	US$	2	2	2	1	1

Total indebtedness, gross	US$	3	2	2	1	1

Stockholders’ equity	US$	25	28	33	35	35

Net operating revenues	US$	50	50	60	57	217
Cost of products	US$	(48)	(51)	(53)	(54)	(206)
Other expenses/revenues	US$	—	—	(1)	—	(1)
Depreciation, amortization and depletion	US$	1	1	1	1	4

EBITDA	US$	3	—	7	4	14
Depreciation, amortization and depletion	US$	(1)	(1)	(1)	(1)	(4)

EBIT	US$	2	(1)	6	3	10
Impairment	US$	—	—	1	—	1
Net financial result	US$	—	—	(1)	(1)	(2)

Income (loss) before income tax and social contribution	US$	2	(1)	6	2	9
Income tax and social contribution	US$	(1)	—	—	(1)	(2)

Net income (loss)	US$	1	(1)	6	1	7

Pelletizing Affiliates – Samarco (Additional information - Unaudited)

		2004
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - Pellets	MT(thousand)	3,462				3,462
Quantity sold - Iron ore	MT(thousand)	497				497

Quantity sold - total	MT(thousand)	3,959	—	—	—	3,959

Average sales price - Pellets	US$	39.31				39.31
Average sales price - Iron ore	US$	16.88				16.88
Average sales price - total	US$	36.49				36.49
Long-term indebtedness, gross	US$	21				21
Short-term indebtedness, gross	US$	174				174

Total indebtedness, gross	US$	195	—	—	—	195

Stockholders’ equity	US$	379				379

Net operating revenues	US$	129				129
Cost of products	US$	(59)				(59)
Other expenses/revenues	US$	(13)				(13)
Depreciation, amortization and depletion	US$	6				6

EBITDA	US$	63	—	—	—	63
Depreciation, amortization and depletion	US$	(6)	—	—	—	(6)

EBIT	US$	57	—	—	—	57
Impairment		—				—
Gain on investments accounted for by the equity method	US$	4				4
Net financial result	US$	—				—

Income (loss) before income tax and social contribution	US$	61	—	—	—	61
Income tax and social contribution	US$	(10)				(10)

Net income (loss)	US$	51	—	—	—	51

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - Pellets	MT(thousand)	3,338	3,339	3,359	3,454	13,490
Quantity sold - Iron ore	MT(thousand)	650	938	569	319	2,476

Quantity sold - total	MT(thousand)	3,988	4,277	3,928	3,773	15,966

Average sales price - Pellets	US$	29.78	35.03	35.47	35.85	34.05
Average sales price - Iron ore	US$	16.39	16.57	17.56	14.36	16.47
Average sales price - total	US$	27.59	30.98	32.88	34.03	31.32
Long-term indebtedness, gross	US$	56	50	38	25	25
Short-term indebtedness, gross	US$	123	138	136	167	167

Total indebtedness, gross	US$	179	188	174	192	192

Stockholders’ equity	US$	336	395	392	369	369

Net operating revenues	US$	103	125	119	118	465
Cost of products	US$	(48)	(59)	(58)	(57)	(222)
Other expenses/revenues	US$	(4)	(15)	(13)	(12)	(44)
Depreciation, amortization and depletion	US$	5	6	6	7	24

EBITDA	US$	56	57	54	56	223
Depreciation, amortization and depletion	US$	(5)	(6)	(6)	(7)	(24)

EBIT	US$	51	51	48	49	199
Impairment		—	(12)	—	(25)	(37)
Gain on investments accounted for by the equity method	US$	(1)	6	(2)	3	6
Net financial result	US$	—	8	(5)	(1)	2

Income (loss) before income tax and social contribution	US$	50	53	41	26	170
Income tax and social contribution	US$	(12)	(7)	(8)	(3)	(30)

Net income (loss)	US$	38	46	33	23	140

Pelletizing Affiliates – GIIC (Additional information - Unaudited)

		2004
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	906				906

Quantity sold - total	MT (thousand)	906	—	—	—	906

Average sales price - external market	US$	52.68				52.68
Average sales price - total	US$	52.68				52.68
Long-term indebtedness, gross	US$	20				20

Total indebtedness, gross	US$	20	—	—	—	20

Stockholders’ equity	US$	76				76

Net operating revenues	US$	48				48
Cost of products	US$	(36)				(36)
Other expenses/revenues	US$	(4)				(4)
Depreciation, amortization and depletion	US$	1				1

EBITDA	US$	9	—	—	—	9
Depreciation, amortization and depletion	US$	(1)	—	—	—	(1)

EBIT	US$	8	—	—	—	8
Net financial result	US$	—				—

Net income	US$	8	—	—	—	8

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
		As of and for the three-months ended
Information		March 31(*)	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	772	1,178	900	1,089	3,939

Quantity sold - total	MT (thousand)	772	1,178	900	1,089	3,939

Average sales price - external market	US$	41.00	43.30	41.18	43.11	42.31
Average sales price - total	US$	41.00	43.30	41.18	43.11	42.31
Long-term indebtedness, gross	US$	35	35	30	25	25

Total indebtedness, gross	US$	35	35	30	25	25

Stockholders’ equity	US$	67	75	75	80	80

Net operating revenues	US$	32	51	43	49	175
Cost of products	US$	(25)	(39)	(33)	(38)	(135)
Other expenses/revenues	US$	(3)	(2)	(6)	(6)	(17)
Depreciation, amortization and depletion	US$	1	—	1	1	3

EBITDA	US$	5	10	5	6	26
Depreciation, amortization and depletion	US$	(1)	—	(1)	(1)	(3)

EBIT	US$	4	10	4	5	23
Net financial result	US$	—	—	—	1	1

Net income	US$	4	10	4	6	2 4

(*) Refers to the statements up to February 2003.

Manganese and Ferroalloys Area – RDM (Additional information - Unaudited) - Consolidated Subsidiary

		2004
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market - Ferroalloys	MT (thousand)	37				37
Quantity sold - internal market - Ferroalloys	MT (thousand)	45				45

Quantity sold - total	MT (thousand)	82	—	—	—	82

Quantity sold - external market - Manganese	MT (thousand)	213				213
Quantity sold - internal market - Manganese	MT (thousand)	72				72

Quantity sold - total	MT (thousand)	285	—	—	—	285

Average sales price - external market - Ferroalloys	US$	713.01				713.01
Average sales price - internal market - Ferroalloys	US$	700.76				700.76
Average sales price - total	US$	706.34				706.34
Average sales price - external market - Manganese	US$	44.98				44.98
Average sales price - internal market - Manganese	US$	45.15				45.15
Average sales price - total	US$	45.02				45.02
Long-term indebtedness, gross	US$	12				12
Short-term indebtedness, gross	US$	40				40

Total indebtedness, gross	US$	52	—	—	—	52

Stockholders’ equity	US$	218				218

Net operating revenues	US$	62				62
Cost of products	US$	(38)				(38)
Other expenses/revenues	US$	(10)				(10)
Depreciation, amortization and depletion	US$	2				2

EBITDA	US$	16	—	—	—	16
Depreciation, amortization and depletion	US$	(2)	—	—	—	(2)

EBIT	US$	14	—	—	—	14
Impairment	US$	—				—
Gain on sale of investments	US$	—				—
Net financial result	US$	1				1
Minority interest	US$	—				—

Income before income tax and social contribution	US$	15	—	—	—	15
Income tax and social contribution	US$	(2)				(2)

Net income	US$	13	—	—	—	13

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market - Ferroalloys	MT (thousand)	30	40	47	51	168
Quantity sold - internal market - Ferroalloys	MT (thousand)	37	38	43	46	164

Quantity sold - total	MT (thousand)	67	78	90	97	332

Quantity sold - external market - Manganese	MT (thousand)	147	306	261	294	1,008
Quantity sold - internal market - Manganese	MT (thousand)	94	76	83	76	329

Quantity sold - total	MT (thousand)	241	382	344	370	1,337

Average sales price - external market - Ferroalloys	US$	573.88	549.79	534.97	621.32	571.66
Average sales price - internal market - Ferroalloys	US$	505.02	664.75	607.37	623.79	602.18
Average sales price - total	US$	536.68	606.47	569.57	622.52	587.07
Average sales price - external market - Manganese	US$	46.71	42.17	43.96	43.14	43.58
Average sales price - internal market - Manganese	US$	36.35	46.00	50.48	43.29	43.75
Average sales price - total	US$	42.65	42.93	45.52	43.17	43.61
Long-term indebtedness, gross	US$	20	39	39	19	19
Short-term indebtedness, gross	US$	37	25	18	42	42

Total indebtedness, gross	US$	57	64	57	61	61

Stockholders’ equity	US$	89	112	119	207	207

Net operating revenues	US$	41	58	59	69	227
Cost of products	US$	(24)	(31)	(38)	(47)	(140)
Other expenses/revenues	US$	(7)	(10)	(8)	(14)	(39)
Depreciation, amortization and depletion	US$	2	2	2	1	7

EBITDA	US$	12	19	15	9	55
Depreciation, amortization and depletion	US$	(2)	(2)	(2)	(1)	(7)

EBIT	US$	10	17	13	8	48
Impairment	US$	—	—	—	(17)	(17)
Gain on sale of investments	US$	—	—	—	61	61
Net financial result	US$	(3)	(8)	(1)	(2)	(14)
Minority interest	US$	—	—	—	(3)	(3)

Income before income tax and social contribution	US$	7	9	12	47	75
Income tax and social contribution	US$	(2)	(1)	(2)	11	6

Net income	US$	5	8	10	58	81

Manganese and Ferroalloys Area – Urucum (Additional information - Unaudited) - Consolidated Subsidiary

		2004
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market - Iron ore	MT (thousand)	127				127
Quantity sold - internal market - Iron ore	MT (thousand)					—

Quantity sold - total	MT (thousand)	127	—	—	—	127

Quantity sold - external market - Manganese	MT (thousand)	22				22
Quantity sold - internal market - Manganese	MT (thousand)	50				50

Quantity sold - total	MT (thousand)	72	—	—	—	72

Quantity sold - external market - Ferroalloys	MT (thousand)	4				4
Quantity sold - internal market - Ferroalloys	MT (thousand)	1				1

Quantity sold - total	MT (thousand)	5	—	—	—	5

Average sales price - external market - Iron ore	US$	15.05				15.05
Average sales price - internal market - Iron ore	US$	—				—
Average sales price - total	US$	15.05				15.05
Average sales price - external market - Manganese	US$	49.84				49.84
Average sales price - internal market - Manganese	US$	44.19				44.19
Average sales price - total	US$	45.92				45.92
Average sales price - external market - Ferroalloys	US$	564.53				564.53
Average sales price - internal market - Ferroalloys	US$	394.48				394.48
Average sales price - total	US$	546.44				546.44
Long-term indebtedness, gross	US$	—				—
Short-term indebtedness, gross	US$	4				4

Total indebtedness, gross	US$	4	—	—	—	4

Stockholders’ equity	US$	15				15

Net operating revenues	US$	7				7
Cost of products	US$	(3)				(3)
Other expenses/revenues	US$	(2)				(2)
Depreciation, amortization and depletion	US$	—				—

EBITDA	US$	2	—	—	—	2
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBIT	US$	2	—	—	—	2
Net financial result	US$	—				—

Income before income tax and social contribution	US$	2	—	—	—	2
Income tax and social contribution	US$	(1)				(1)

Net income	US$	1	—	—	—	1

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market - Iron ore	MT (thousand)	238	174	214	261	887
Quantity sold - internal market - Iron ore	MT (thousand)	7	—	3	—	10

Quantity sold - total	MT (thousand)	245	174	217	261	897

Quantity sold - external market - Manganese	MT (thousand)	18	43	52	30	143
Quantity sold - internal market - Manganese	MT (thousand)	46	66	55	82	249

Quantity sold - total	MT (thousand)	64	109	107	112	392

Quantity sold - external market - Ferroalloys	MT (thousand)	5	3	8	4	20
Quantity sold - internal market - Ferroalloys	MT (thousand)	—	—	—	1	1

Quantity sold - total	MT (thousand)	5	3	8	5	21

Average sales price - external market - Iron ore	US$	13.70	15.03	15.86	14.99	14.86
Average sales price - internal market - Iron ore	US$	3.26	—	2.21	—	2.95
Average sales price - total	US$	13.43	15.03	15.67	14.99	14.74
Average sales price - external market - Manganese	US$	36.35	35.81	38.95	37.07	37.28
Average sales price - internal market - Manganese	US$	32.91	38.10	42.22	42.84	39.61
Average sales price - total	US$	33.87	37.18	40.66	41.30	38.77
Average sales price - external market - Ferroalloys	US$	509.35	503.55	483.38	483.45	492.91
Average sales price - internal market - Ferroalloys	US$	—	—	—	388.80	388.80
Average sales price - total	US$	509.35	503.55	483.38	470.78	489.44
Long-term indebtedness, gross	US$	—	—	—	—	—
Short-term indebtedness, gross	US$	—	5	5	8	8

Total indebtedness, gross	US$	—	5	5	8	8

Stockholders’ equity	US$	17	10	12	14	14

Net operating revenues	US$	8	8	11	9	36
Cost of products	US$	(3)	(3)	(6)	(5)	(17)
Other expenses/revenues	US$	(2)	—	(2)	(2)	(6)
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBITDA	US$	3	5	3	2	13
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBIT	US$	3	5	3	2	13
Net financial result	US$	—	(2)	—	—	(2)

Income before income tax and social contribution	US$	3	3	3	2	11
Income tax and social contribution	US$	(1)	—	(2)	—	(3)

Net income	US$	2	3	1	2	8

Manganese and Ferroalloys Area – RDME (Additional information - Unaudited) - Consolidated Subsidiary

		2004
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market - Sinter	MT (thousand)	66				66

Quantity sold - total	MT (thousand)	66	—	—	—	66

Quantity sold - external market - Manganese	MT (thousand)	55				55

Quantity sold - total	MT (thousand)	55	—	—	—	55

Quantity sold - external market - Ferroalloys	MT (thousand)	64				64

Quantity sold - total	MT (thousand)	64	—	—	—	64

Average sales price - external market - Sinter	US$	103.70				103.70
Average sales price - total	US$	103.70				103.70
Average sales price - external market - Manganese	US$	73.22				73.22
Average sales price - total	US$	73.22				73.22
Average sales price - external market - Ferroalloys	US$	588.12				588.12
Average sales price - total	US$	588.12				588.12
Long-term indebtedness, gross	US$	3				3
Short-term indebtedness, gross	US$	—				—

Total indebtedness, gross	US$	3	—	—	—	3

Stockholders’ equity	US$	67				67

Net operating revenues	US$	51				51
Cost of products	US$	(47)				(47)
Other expenses/revenues	US$	(1)				(1)
Depreciation, amortization and depletion	US$	1				1

EBITDA	US$	4	—	—	—	4
Depreciation, amortization and depletion	US$	(1)	—	—	—	(1)

EBIT	US$	3	—	—	—	3
Impairment	US$	—				—
Net financial result	US$	—				—

Income before income tax and social contribution	US$	3	—	—	—	3
Income tax and social contribution	US$	—				—

Net income	US$	3	—	—	—	3

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market - Sinter	MT (thousand)	34	82	23	30	169

Quantity sold - total	MT (thousand)	34	82	23	30	169

Quantity sold - external market - Manganese	MT (thousand)	31	64	51	51	197

Quantity sold - total	MT (thousand)	31	64	51	51	197

Quantity sold - external market - Ferroalloys	MT (thousand)	43	36	40	53	172

Quantity sold - total	MT (thousand)	43	36	40	53	172

Average sales price - external market - Sinter	US$	114.14	109.89	107.72	101.00	108.87
Average sales price - total	US$	114.14	109.89	107.72	101.00	108.87
Average sales price - external market - Manganese	US$	105.84	75.29	83.72	81.70	83.94
Average sales price - total	US$	105.84	75.29	83.72	81.70	83.94
Average sales price - external market - Ferroalloys	US$	609.69	583.89	546.69	572.76	578.26
Average sales price - total	US$	609.69	583.89	546.69	572.76	578.26
Long-term indebtedness, gross	US$	2	2	5	4	4
Short-term indebtedness, gross	US$	—	—	—	—	—

Total indebtedness, gross	US$	2	2	5	4	4

Stockholders’ equity	US$	59	60	63	65	65

Net operating revenues	US$	36	35	30	40	141
Cost of products	US$	(32)	(32)	(27)	(36)	(127)
Other expenses/revenues	US$	(1)	(1)	(1)	(2)	(5)
Depreciation, amortization and depletion	US$	1	1	1	1	4

EBITDA	US$	4	3	3	3	13
Depreciation, amortization and depletion	US$	(1)	(1)	(1)	(1)	(4)

EBIT	US$	3	2	2	2	9
Impairment	US$	—	—	—	—	—
Net financial result	US$	—	—	—	—	—

Income before income tax and social contribution	US$	3	2	2	2	9
Income tax and social contribution	US$	—	—	—	—	—

Net income	US$	3	2	2	2	9

Steel Area – CST (Additional information - Unaudited)

		2004
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	809				809
Quantity sold - internal market	MT (thousand)	340				340

Quantity sold - total	MT (thousand)	1,149	—	—	—	1,149

Average sales price - external market	US$	262.65				262.65
Average sales price - internal market	US$	304.12				304.12
Average sales price - total	US$	274.92				274.92
Long-term indebtedness, gross	US$	585				585
Short-term indebtedness, gross	US$	131				131

Total indebtedness, gross	US$	716	—	—	—	716

Stockholders’ equity (*)	US$	2,468				2,468

Net operating revenues	US$	351				351
Cost of products	US$	(215)				(215)
Other expenses/revenues	US$	(45)				(45)
Depreciation, amortization and depletion	US$	47				47

EBITDA	US$	138	—	—	—	138
Depreciation, amortization and depletion	US$	(47)	—	—	—	(47)

EBIT	US$	91	—	—	—	91
Result of equity investments	US$	(1)				(1)
Impairment	US$	—				—
Net financial result	US$	(13)				(13)

Income (loss) before income tax and social contribution	US$	77	—	—	—	77
Income tax and social contribution	US$	(15)				(15)

Net income (loss)	US$	62	—	—	—	62

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	1,013	964	902	802	3,681
Quantity sold - internal market	MT (thousand)	2	1	2	2	7

Quantity sold - total	MT (thousand)	1,015	965	904	804	3,688

Average sales price - external market	US$	229.78	238.69	244.16	235.70	236.93
Average sales price - internal market	US$	219.12	255.89	253.93	256.56	245.02
Average sales price - total	US$	229.76	238.71	244.18	235.75	236.94
Long-term indebtedness, gross	US$	619	628	635	633	633
Short-term indebtedness, gross	US$	168	148	150	143	143

Total indebtedness, gross	US$	787	776	785	776	776

Stockholders’ equity (*)	US$	2,410	2,380	2,382	2,407	2,407

Net operating revenues	US$	299	331	332	322	1,284
Cost of products	US$	(197)	(213)	(215)	(230)	(855)
Other expenses/revenues	US$	(30)	(42)	(36)	(54)	(162)
Depreciation, amortization and depletion	US$	44	49	46	43	182

EBITDA	US$	116	125	127	81	449
Depreciation, amortization and depletion	US$	(44)	(49)	(46)	(43)	(182)

EBIT	US$	72	76	81	38	267
Result of equity investments	US$	(5)	(4)	(3)	6	(6)
Impairment	US$	—	—	—	—	—
Net financial result	US$	(12)	(19)	(2)	(17)	(50)

Income (loss) before income tax and social contribution	US$	55	53	76	27	211
Income tax and social contribution	US$	(34)	(26)	(23)	41	(42)

Net income (loss)	US$	21	27	53	68	169

(*) The amount of the stockholders’ equity differs from that of the note 8 due to the write-down at cost.

Steel Area – CSI (Additional information - Unaudited)

		2004
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	566				566

Quantity sold - total	MT (thousand)	566	—	—	—	566

Average sales price - external market	US$	419.00				419.00
Average sales price - total	US$	419.00				419.00

Stockholders’ equity	US$	205				205

Net operating revenues	US$	233				233
Cost of products / Other expenses	US$	(226)				(226)
Other expenses/revenues	US$	—				—
Depreciation, amortization and depletion	US$	7				7

EBITDA	US$	14	—	—	—	14
Depreciation, amortization and depletion	US$	(7)	—	—	—	(7)

EBIT	US$	7	—	—	—	7
Net financial result	US$	(5)				(5)
Gain on investments accounted for by the equity method	US$	(2)				(2)

Income (loss) before income tax and social contribution	US$	—	—	—	—	—
Income tax and social contribution	US$	(1)				(1)

Net income (loss)	US$	(1)	—	—	—	(1)

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	442	447	507	489	1,885

Quantity sold - total	MT (thousand)	442	447	507	489	1,885

Average sales price - external market	US$	445.80	401.96	374.08	389.72	401.57
Average sales price - total	US$	445.80	401.96	374.08	389.72	401.57

Stockholders’ equity	US$	218	212	204	206	206

Net operating revenues	US$	199	182	191	192	764
Cost of products / Other expenses	US$	(179)	(174)	(189)	(178)	(720)
Other expenses/revenues	US$	(8)	(5)	(6)	(6)	(25)
Depreciation, amortization and depletion	US$	7	8	7	7	29

EBITDA	US$	19	11	3	15	48
Depreciation, amortization and depletion	US$	(7)	(8)	(7)	(7)	(29)

EBIT	US$	12	3	(4)	8	19
Net financial result	US$	(3)	(3)	(2)	(3)	(11)
Gain on investments accounted for by the equity method	US$	—	—	—	—	—

Income (loss) before income tax and social contribution	US$	9	—	(6)	5	8
Income tax and social contribution	US$	(4)	—	3	(2)	(3)

Net income (loss)	US$	5	—	(3)	3	5

Logistics Area – Docenave (Additional information - Unaudited) - Consolidated Subsidiary

		2004
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Shipping: Quantity sold - External market:
. Bulk transportation (ore oil)	MT (thousand)	1,426				1,426
. Containers (TEUS)	TEUS	7,444				7,444
. TUG (maneuver)	Maneuver	698				698
Shipping: Quantity sold - Domestic market:
. Bulk transportation (ore oil)	MT (thousand)	129				129
. Containers (TEUS)	TEUS	14,532				14,532
. TUG (maneuver)	Maneuver	912				912
Average sales price - Shipping - external market:
. Bulk transportation (ore oil)	US$	10.83				10.83
. Containers (TEUS)	US$	569.99				569.99
. TUG (maneuver)	US$	3,005.73				3,005.73
Average sales price - Shipping - domestic market:
. Bulk transportation (ore oil)	US$	3.81				3.81
. Containers (TEUS)	US$	594.62				594.62
. TUG (maneuver)	US$	3,003.29				3,003.29
Long-term indebtedness, gross	US$	1				1
Short-term indebtedness, gross	US$	1				1

Total indebtedness, gross	US$	2	—	—	—	2

Stockholders’ equity	US$	89				89

Net operating revenues	US$	33				33
Cost of products	US$	(27)				(27)
Other expenses/revenues	US$	(3)				(3)
Depreciation, amortization and depletion	US$	—				—

EBITDA	US$	3	—	—	—	3
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBIT	US$	3	—	—	—	3
Impairment	US$	—				—
Net financial result	US$	5				5

Income (loss) before income tax and social contribution	US$	8	—	—	—	8
Income tax and social contribution	US$	(1)				(1)

Net income (loss)	US$	7	—	—	—	7

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Shipping: Quantity sold - External market:
. Bulk transportation (ore oil)	MT (thousand)	2,559	1,837	1,703	1,835	7,934
. Containers (TEUS)	TEUS	2,360	3,427	4,682	6,797	17,266
. TUG (maneuver)	Maneuver	632	776	773	983	3,164
Shipping: Quantity sold - Domestic market:
. Bulk transportation (ore oil)	MT (thousand)	441	251	410	285	1,387
. Containers (TEUS)	TEUS	9,682	11,987	12,053	14,872	48,594
. TUG (maneuver)	Maneuver	1,114	1,242	1,132	1,448	4,936
Average sales price - Shipping - external market:
. Bulk transportation (ore oil)	US$	7.18	8.73	6.79	9.39	8.01
. Containers (TEUS)	US$	525.00	451.12	576.68	684.27	587.05
. TUG (maneuver)	US$	2,446.20	2,695.88	2,733.51	2,237.03	2,512.64
Average sales price - Shipping - domestic market:
. Bulk transportation (ore oil)	US$	5.56	3.69	6.37	3.85	5.11
. Containers (TEUS)	US$	744.16	621.84	629.55	635.56	652.32
. TUG (maneuver)	US$	2,447.94	2,706.12	2,749.12	2,212.02	2,512.76
Long-term indebtedness, gross	US$	1	1	1	1	1
Short-term indebtedness, gross	US$	1	1	1	1	1

Total indebtedness, gross	US$	2	2	2	2	2

Stockholders’ equity	US$	134	104	86	82	82

Net operating revenues	US$	33	31	28	37	129
Cost of products	US$	(33)	(25)	(28)	(31)	(177)
Other expenses/revenues	US$	1	20	(9)	(8)	4
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBITDA	US$	1	26	(9)	(2)	16
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBIT	US$	1	26	(9)	(2)	16
Impairment	US$	—	—	—	—	—
Net financial result	US$	—	(20)	14	(1)	(7)

Income (loss) before income tax and social contribution	US$	1	6	5	(3)	9
Income tax and social contribution	US$	(1)	1	—	(1)	(1)

Net income (loss)	US$	—	7	5	(4)	8

Logistics Area – FCA (Additional information - Unaudited) - Consolidated Subsidiary

		2004
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - internal market - Railroad Service	(thousand)	5,807				5,807

Quantity sold - total	(thousand)	5,807	—	—	—	5,807

Average sales price - internal market - Railroad Service	US$	7.86				7.86
Average sales price - total	US$	7.86				7.86
Long-term indebtedness, gross	US$	111				111
Short-term indebtedness, gross	US$	18				18

Total indebtedness, gross	US$	129	—	—	—	129

Stockholders’ equity	US$	29				29

Net operating revenues	US$	39				39
Cost of products	US$	(43)				(43)
Other expenses/revenues	US$	1				1
Depreciation, amortization and depletion	US$	4				4

EBITDA	US$	1	—	—	—	1
Depreciation, amortization and depletion	US$	(4)	—	—	—	(4)

EBIT	US$	(3)	—	—	—	(3)
Impairment	US$					—
Net financial result	US$	(4)				(4)
Minority interest	US$					—

Net income (loss)	US$	(7)	—	—	—	(7)

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - internal market - Railroad Service	(thousand)	5,431	6,024	6,336	6,028	23,819

Quantity sold - total	(thousand)	5,431	6,024	6,336	6,028	23,819

Average sales price - internal market - Railroad Service	US$	5.58	7.05	7.86	7.69	7.09
Average sales price - total	US$	5.58	7.05	7.86	7.69	7.09
Long-term indebtedness, gross	US$	103	120	115	115	115
Short-term indebtedness, gross	US$	13	16	16	17	17

Total indebtedness, gross	US$	116	136	131	132	132

Stockholders’ equity	US$	16	40	29	37	37

Net operating revenues	US$	26	38	44	41	149
Cost of products	US$	(29)	(51)	(45)	(55)	(180)
Other expenses/revenues	US$	(5)	(3)	(7)	(11)	(26)
Depreciation, amortization and depletion	US$	2	1	3	4	10

EBITDA	US$	(6)	(15)	(5)	(21)	(47)
Depreciation, amortization and depletion	US$	(2)	(1)	(3)	(4)	(10)

EBIT	US$	(8)	(16)	(8)	(25)	(57)
Impairment	US$	(2)	—	—	—	(2)
Net financial result	US$	—	6	(4)	(2)	—
Minority interest	US$	—	—	—	—	—

Net income (loss)	US$	(10)	(10)	(12)	(27)	(59)

Others – PPSA (Additional information - Unaudited) - Consolidated Subsidiary

		2004
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	85				85
Quantity sold - internal market	MT (thousand)	13				13

Quantity sold - total	MT (thousand)	98	—	—	—	98

Average sales price - external market	US$	153.43				153.43
Average sales price - internal market	US$	157.45				157.45
Average sales price - total	US$	153.94				153.94
Long-term indebtedness, gross	US$	39				39
Short-term indebtedness, gross	US$	5				5

Total indebtedness, gross	US$	44	—	—	—	44

Stockholders’ equity	US$	29				29

Net operating revenues	US$	15				15
Cost of products	US$	(9)				(9)
Other expenses/revenues	US$	(2)				(2)
Depreciation, amortization and depletion	US$	1				1

EBITDA	US$	5	—	—	—	5
Depreciation, amortization and depletion	US$	(1)	—	—	—	(1)

EBIT	US$	4	—	—	—	4
Impairment	US$	—				—
Net financial result	US$	(1)				(1)

Income (loss) before income tax and social contribution	US$	3	—	—	—	3
Income tax and social contribution	US$	—				—

Net income (loss)	US$	3	—	—	—	3

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
Quantity sold - external market	MT (thousand)	91	71	101	104	367
Quantity sold - internal market	MT (thousand)	17	13	13	13	56

Quantity sold - total	MT (thousand)	108	84	114	117	423

Average sales price - external market	US$	156.52	159.99	143.15	153.80	152.74
Average sales price - internal market	US$	127.82	165.77	156.85	159.62	150.75
Average sales price - total	US$	152.00	160.88	144.71	154.45	152.48
Long-term indebtedness, gross	US$	77	72	44	44	44
Short-term indebtedness, gross	US$	13	3	12	9	9

Total indebtedness, gross	US$	90	75	56	53	53

Stockholders’ equity	US$	(15)	(5)	28	26	26

Net operating revenues	US$	16	11	16	20	63
Cost of products	US$	(8)	(9)	(11)	(10)	(38)
Other expenses/revenues	US$	(2)	(7)	(3)	(3)	(15)
Depreciation, amortization and depletion	US$	1	1	1	2	5

EBITDA	US$	7	(4)	3	9	15
Depreciation, amortization and depletion	US$	(1)	(1)	(1)	(2)	(5)

EBIT	US$	6	(5)	2	7	10
Impairment	US$	—	—	—	(5)	(5)
Net financial result	US$	5	13	(5)	—	13

Income (loss) before income tax and social contribution	US$	11	8	(3)	2	18
Income tax and social contribution	US$	(1)	1	—	(2)	(2)

Net income (loss)	US$	10	9	(3)	—	16

Others – Caemi (Additional information - Unaudited) - Consolidated Subsidiary

		2004
		As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total
IRON ORE
Quantity sold - external market	MT (thousand)	7,855				7,855
Quantity sold - internal market	MT (thousand)	1,941				1,941

Quantity sold - total	MT (thousand)	9,796	—	—	—	9,796

Average sales price - external market	US$	19.00				19.00
Average sales price - internal market	US$	14.00				14.00
Average sales price - total	US$	18.00				18.00
BAUXITE
Quantity sold - external market	MT (thousand)	19				19
Quantity sold - internal market	MT (thousand)	1				1

Quantity sold - total	MT (thousand)	20	—	—	—	20

Average sales price - external market	US$	148.20				148.20
Average sales price - internal market	US$	158.00				158.00
Average sales price - total	US$	148.67				148.67
KAOLIN
Quantity sold - external market	MT (thousand)	169				169
Quantity sold - internal market	MT (thousand)	18				18

Quantity sold - total	MT (thousand)	187	—	—	—	187

Average sales price - external market	US$	153.64				153.64
Average sales price - internal market	US$	210.17				210.17
Average sales price - total	US$	159.08				159.08
Long-term indebtedness, gross	US$	189				189
Short-term indebtedness, gross	US$	14				14

Total indebtedness, gross	US$	203	—	—	—	203

Stockholders’ equity	US$	979				979

Net operating revenues	US$	189				189
Cost of products	US$	(121)				(121)
Other expenses/revenues	US$	(20)				(20)
Depreciation, amortization and depletion	US$	29				29

EBITDA	US$	77	—	—	—	77
Depreciation, amortization and depletion	US$	(29)	—	—	—	(29)

EBIT	US$	48	—	—	—	48
Impairment	US$	—				—
Gain on investments accounted for by the equity method	US$	5				5
Net financial result	US$	(4)				(4)

Income before income tax and social contribution	US$	49	—	—	—	49
Income tax and social contribution	US$	(16)				(16)
Minority interest	US$	(7)				(7)

Net income	US$	26	—	—	—	26

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
		As of and for the three-months ended
Information		March 31 (*)	June 30 (*)	September 30	December 31	Total
IRON ORE
Quantity sold - external market	MT (thousand)	—	—	2,798	8,598	11,396
Quantity sold - internal market	MT (thousand)	—	—	612	1,868	2,480

Quantity sold - total	MT (thousand)	—	—	3,410	10,466	13,876

Average sales price - external market	US$	—	—	18.74	18.64	18.66
Average sales price - internal market	US$	—	—	11.81	10.89	11.12
Average sales price - total	US$	—	—	17.85	17.25	17.40
BAUXITE
Quantity sold - external market	MT (thousand)	—	—	4	13	17
Quantity sold - internal market	MT (thousand)	—	—	5	13	18

Quantity sold - total	MT (thousand)	—	—	9	26	35

Average sales price - external market	US$	—	—	163.50	154.08	156.30
Average sales price - internal market	US$	—	—	141.00	168.62	160.95
Average sales price - total	US$	—	—	151.00	161.35	158.69
KAOLIN
Quantity sold - external market	MT (thousand)	—	—	61	145	206
Quantity sold - internal market	MT (thousand)	—	—	7	18	25

Quantity sold - total	MT (thousand)	—	—	68	163	231

Average sales price - external market	US$	—	—	145.67	167.13	160.78
Average sales price - internal market	US$	—	—	179.00	152.96	160.25
Average sales price - total	US$	—	—	149.10	165.05	160.35
Long-term indebtedness, gross	US$	—	—	199	194	194
Short-term indebtedness, gross	US$	—	—	8	16	16

Total indebtedness, gross	US$	—	—	207	210	210

Stockholders’ equity	US$	—	—	911	959	959

Net operating revenues	US$	—	—	66	200	266
Cost of products	US$	—	—	(51)	(116)	(167)
Other expenses/revenues	US$	—	—	(6)	(24)	(30)
Depreciation, amortization and depletion	US$	—	—	(8)	(11)	(19)

EBITDA	US$	—	—	1	49	50
Depreciation, amortization and depletion	US$	—	—	8	11	19
EBIT	US$	—	—	9	60	69
Impairment	US$	—	—	—	(16)	(16)
Gain on investments accounted for by the equity method	US$	—	—	3	28	31
Net financial result	US$	—	—	1	(5)	(4)

Income before income tax and social contribution	US$	—	—	13	67	80
Income tax and social contribution	US$	—	—	(2)	(13)	(15)
Minority interest	US$	—	—	3	(14)	(11)

Net income	US$	—	—	14	40	54

(*) Consolidated as from September 1, 2003.

Indexes on CVRD’s Consolidated Debt (Additional information - Unaudited)

	As of and for the three months ended
			December 31,
	March 31, 2004	March 31, 2003	2003
Current debt
Current portion of long-term debt - unrelated parties	695	789	1,009
Short-term debt	171	61	129
Loans from related parties	87	56	119

	953	906	1,257
Long-term debt
Long-term debt — unrelated parties	3,288	2,401	2,767
Loans from related parties	3	7	4

	3,291	2,408	2,771

Gross debt (current plus long-term debt)	4,244	3,314	4,028

Interest paid over:
Short-term debt	(2)	(6)	—
Long-term debt	(75)	(53)	(38)

Interest paid	(77)	(59)	(38)
EBITDA	685	442	568
Stockholders’ equity	5,099	3,640	4,884
EBITDA / Interest paid	8.90	7.49	14.95
Gross Debt / EBITDA	1.55	1.87	1.77
Gross debt / Equity Capitalization (%)	45	48	45
Financial expenses
Third party — local debt	(9)	(5)	(9)
Third party — foreign debt	(43)	(39)	(41)
Related party debt	(3)	(5)	(2)

Gross interest	(55)	(49)	(52)
Labor and civil claims and tax-related actions	(6)	(6)	(24)
Tax on financial transactions — CPMF	(3)	(4)	(8)
Derivatives (Interest rate / Currencies)	(7)	(8)	5
Derivatives (gold / alumina)	(25)	5	(25)
Others	(13)	(20)	(18)

	(109)	(82)	(122)

Financial income
Cash and cash equivalents	8	10	14
Others	3	18	4

	11	28	18

Financial expenses, net	(98)	(54)	(104)

Foreign exchange and monetary gain (losses) on liabilities	(62)	276	303
Foreign exchange and monetary gain (losses) on assets	23	(226)	(311)

Foreign exchange and monetary gain (losses), net	(39)	50	(8)

Financial result, net	(137)	(4)	(112)

Calculation of EBITDA (Additional information - Unaudited)

	As of and for the three months ended
	March 31,	March 31,	December
	2004	2003	31, 2003
Operating income	529	363	392
Depreciation	95	43	78

	624	406	470
Write-down of assets	—	—	39
Dividends received	61	36	59

EBITDA	685	442	568

Net operating revenues	1,610	1,110	1,638
Margin EBITDA	42.5%	39.8%	34.7%

Adjusted EBITDA x Operating Cash Flows (Additional information - Unaudited)

	As of and for the three months ended
	March 31, 2004		March 31, 2003		December 31, 2003
		Operating		Operating		Operating
		cash		cash		cash
	EBITDA	flows	EBITDA	flows	EBITDA	flows
Net income	405	405	354	354	270	270
Income tax	53	(48)	65	65	50	76
Income tax cash	—	—	6	—	16	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(90)	(90)	(94)	(94)	(88)	(88)
Foreign exchange and monetary losses	39	43	(50)	(142)	8	5
Financial expenses	98	(14)	54	13	104	43
Minority interests	24	24	18	18	49	49
Change in accounting pratice for asset retirement obligations		—	10	10	—	—
Gain on sold of investments	—	—	—	—	(17)	(17)
Net working capital	—	56	—	45	—	13
Others	—	16	—	8	—	(13)

Operating income	529	392	363	277	392	338
Depreciation, depletion and amortization	95	95	43	43	78	78
Dividends received	61	61	36	36	59	59
Impairment of property, plant and equipment	—	—	—	—	39	39

	685	548	442	356	568	514

Operating cash flows		548		356		514

Income tax		101		—		(26)
Foreign exchange and monetary losses		(4)		92		3
Financial expenses		112		41		61
Net working capital		(56)		(45)		(13)
Others		(16)		(2)		29

EBITDA		685		442		568

Board of Directors, Fiscal Council and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa Chairman	Pedro Carlos de Mello Chairman

Mário da Silveira Teixeira Júnior	Marcelo Amaral Moraes Azevedo

Arlindo Magno de Oliveira	Oswaldo Mário Rêgo de Amorim

Cláudio Bernardo Guimarães de Moraes	Wilson Risolia Rodrigues

Erik Persson

Executive Officers
Francisco Valadares Póvoa

Jaques Wagner

Katsuto Momii

Oscar Augusto de Camargo Filho

Renato da Cruz Gomes

Ricardo Carvalho Giambroni

Advisory Committees of the Board of Directors

Audit Committee
Antonio José de Figueiredo Ferreira
Marcos Fábio Coutinho
Paulo Roberto Ferreira de Medeiros
Ricardo Wiering de Barros

Executive Development Committee

Arlindo Magno de Oliveira
Francisco Valadares Póvoa
João Moisés de Oliveira
Olga Loffredi
Oscar Augusto de Camargo Filho

Roger Agnelli
Chief Executive Officer

Armando de Oliveira Santos Neto
Executive Officer for Ferrous Minerals

Carla Grasso
Executive Officer for Human Resources and Corporate Services

Antonio Miguel Marques
Executive Officer for Non-Ferrous Minerals

Fábio de Oliveira Barbosa
Chief Financial Officer

Gabriel Stoliar
Executive Officer for Planning

Guilherme Rodolfo Laager
Executive Officer for Logistics

Otto de Souza Marques Junior
Chief Officer of Control Department

Eduardo de Carvalho Duarte
Chief Accountant
CRC-RJ 57439
Strategic Committee
Roger Agnelli
Fábio de Oliveira Barbosa Cézar Manoel de Medeiros
José Roberto Mendonça de Barros
Samir Zraick
Finance Committee
Roger Agnelli
Fábio de Oliveira Barbosa
Luiz Carlos Siqueira Aguiar
Rômulo de Mello Dias
Wanderlei Viçoso Fagundes
Governance and Ethics Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2004	COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer